     As filed with the Securities and Exchange Commission on April 9, 1999
                                                 Registration No. 333-__________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            ________________________

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ________________________

                               BSB BANCORP, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                             6022                      16-1327860
 (State or other jurisdiction        (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)    Classification Code Number)      Identification No.)

                             _____________________

                             58-68 Exchange Street
                          Binghamton, New York  13902
                                 (607) 779-2492
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                             _____________________

                               Larry G. Denniston
                               BSB Bancorp, Inc.
                             58-68 Exchange Street
                          Binghamton, New York  13902
                                 (607) 779-2492
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ________________________

                                   Copies to:

           Stuart G. Stein, Esq.                   Gary L. Karl, Esq.
           Hogan & Hartson L.L.P.              Harter, Secrest & Emery LLP
        555 Thirteenth Street, N.W.                 700 Midtown Tower
          Washington, D.C.  20004                  Rochester, NY 14604
              (202) 637-8575                         (716)  231-1147


Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

                            ________________________

                       CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
 Title of each class of securities                              Proposed maximum offering    Proposed maximum aggregate
        to be registered             Amount to be registered         price per unit*              offering price*
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per            1,523,794                    $22.59                     $33,395,374
              share
-----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------
 Title of each class of securities
        to be registered             Amount of registration fee*
----------------------------------------------------------------
Common Stock, par value $.01 per              $9,284
              share
----------------------------------------------------------------

* Estimated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices for shares of common stock of Skaneateles Bancorp, Inc. as reported on the Nasdaq Stock Market's National Market Tier and calculated as of April 7, 1999 and the exchange ratio prescribed by the Agreement and Plan of Merger.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

               BSB BANCORP, INC.         SKANEATELES BANCORP, INC.
              58-68 EXCHANGE STREET         33 EAST GENESEE STREET
              BINGHAMTON, NY 13902               P.O. BOX 460
                  (607) 779-2492            SKANEATELES, NY 13152
                                                (315) 685-2265

              PROSPECTUS                    PROXY STATEMENT

                      _____________ SHARES OF COMMON STOCK
                                 APRIL __, 1999


DEAR SKANEATELES BANCORP, INC. SHAREHOLDER:

          Skaneateles Bancorp, Inc. and BSB Bancorp, Inc. have entered into an agreement and plan of merger, dated as of January 25, 1999, which provides for Skaneateles to merge into BSB Bancorp, subject to approval of Skaneateles' stockholders and regulatory authorities. If the merger takes place, your Skaneateles common stock will be converted to BSB Bancorp common stock as described in this prospectus and proxy statement.

          Skaneateles's board of directors has scheduled a special meeting of shareholders to vote on the merger agreement on ____________, ___, 1999 at ___:___ __.m., local time, at the Skaneateles Country Club, West Lake Road, Skaneateles, New York. The merger agreement must be approved by at least two-thirds of Skaneateles outstanding stock issued as of ___________, 1999. If the merger agreement is approved, we expect the merger to take place during the summer of 1999.

          BSB Bancorp's common stock is traded on the Nasdaq Stock Market's National Market Tier under the symbol BSBN. On January 22, 1999, which was the last trading day before the public announcement of the merger, the closing price for a share of BSB Bancorp's common stock was $28.75.

          This prospectus and proxy statement contains important information concerning BSB Bancorp, Inc., Skaneateles Bancorp, Inc., the terms of the merger and the conditions which must be satisfied before the merger can occur. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS RELATING TO THE MERGER AND TO OWNERSHIP OF BSB BANCORP COMMON STOCK THAT ARE DESCRIBED STARTING ON PAGE ___.

          The required vote to approve the merger agreement is based on the total number of outstanding shares of Skaneateles common stock and not on the number of shares which are actually voted. NOT VOTING AT THE MEETING, FAILING TO SUBMIT A PROXY CARD, OR ABSTAINING FROM VOTING AT THE MEETING HAS THE SAME EFFECT AS VOTING AGAINST THE MERGER. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD. THE SKANEATELES BOARD URGES YOU TO VOTE IN FAVOR OF THE MERGER.

          BSB BANCORP'S COMMON STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, OR THE FEDERAL DEPOSIT INSURANCE CORPORATION, NOR HAS ANY OF THESE INSTITUTIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. SHARES OF BSB BANCORP'S COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                                    Sincerely,



                                    John P. Driscoll
                                    Chairman, President and Chief Executive
                                    Officer

                           SKANEATELES BANCORP, INC.
                            33 EAST GENESEE STREET
                                 P.O. BOX 460
                          Skaneateles, New York 13152

                              ___________________

                         NOTICE OF SPECIAL MEETING OF
                          SHAREHOLDERS TO BE HELD ON

                            ________________, 1999

                            _____________________

     A special meeting of shareholders of Skaneateles Bancorp, Inc. will be held on _______________, 1999, at ____ __.m. at the Skaneateles Country Club, West Lake Road, Skaneateles, New York for the following purposes:


          1. To consider and vote on a proposal to approve and adopt the agreement and plan of merger, dated as of January 25, 1999, between BSB Bancorp, Inc. and Skaneateles Bancorp, the merger of Skaneateles Bancorp into BSB Bancorp and the other transactions contemplated by the merger agreement, as described in the attached proxy statement/prospectus.

          2. To transact any other business that properly comes before the shareholder meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the shareholder meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

     You are entitled to notice and to vote at the shareholder meeting or any adjournments or postponements of the meeting only if you were a holder of record of Skaneateles Bancorp common stock at the close of business on ____, 1999.

     SKANEATELES'S BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF SHAREHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE MERGER AGREEMENT. The affirmative vote of two-thirds of the shares of Skaneateles Bancorp common stock outstanding on _______ __, 1999 is required to approve the merger agreement.

     The required vote of shareholders is based on the total number of outstanding shares of Skaneateles Bancorp common stock and not on the number of shares which are actually voted. IF YOU DO NOT SUBMIT A PROXY CARD OR VOTE IN PERSON AT THE MEETING, OR IF YOU ABSTAIN FROM VOTING, YOU EFFECTIVELY ARE VOTING AGAINST THE MERGER AGREEMENT AND THE MERGER.

     IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE. A shareholder who executes a proxy may revoke it at any time before it is voted by giving written notice to the Secretary of Skaneateles Bancorp, by filing another proxy or by attending the meeting and voting in person.

                             By order of the Board of Directors


                             JOHN P. DRISCOLL
                             Chairman, President and Chief Executive Officer


Skaneateles, New York

___________ ___, 1999

  YOUR VOTE IS IMPORTANT.  PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY
                                     CARD.

                               TABLE OF CONTENTS

Page
----

QUESTIONS AND ANSWERS ABOUT
 THE MERGER...................................

SUMMARY.......................................

RISK FACTORS..................................

SHAREHOLDER MEETING...........................
    Matters to be Considered at the
        Shareholder Meeting...................
    Record Date and Voting....................
    Required Vote; Revocability of
        Proxies...............................
    Solicitation of Proxies...................

THE MERGER....................................
    The Parties...............................
    Background of the Merger..................
    Recommendation of the Skaneateles
        Bancorp Board of Directors and
        Reasons for the Merger................

    Opinion of Skaneateles Bancorp's
        Financial Advisor.....................
    Purpose and Effects of the Merger.........
    Structure.................................
    Exchange Ratio............................
    Regulatory Approvals......................
    Conditions to the Merger..................
    Conduct of Business Pending
       the Merger.............................
    Third Party Proposals.....................
    Expenses..................................
    Representations and Warranties............
    Termination and Amendment of
       the Merger Agreement...................
    Federal Income Tax Consequences...........
    Accounting Treatment......................
    Resales of BSB Bancorp's Common
       Stock Received in the Merger...........
    Arrangements with and Payments to
       Skaneateles Bancorp Directors,
       Executive Officers and Employees.......
    Indemnification...........................
    Option Agreement..........................

SELECTED DATA.................................

MARKET PRICES AND DIVIDENDS...................
    BSB Bancorp's Common Stock................
    Skaneateles Bancorp's Common Stock........

DESCRIPTION OF BSB BANCORP'S
    CAPITAL STOCK AND COMPARISON
    OF SHAREHOLDER RIGHTS
    BSB Bancorp's Common Stock................
    BSB Bancorp's Preferred Stock.............
    Capital Securities........................
    Certificate of Incorporation and Bylaw
        Provisions............................
    Applicable Law............................

WHERE YOU CAN FIND MORE
  INFORMATION.................................

ADJOURNMENT OF SHAREHOLDER
   MEETING....................................

SHAREHOLDER PROPOSALS.........................

OTHER MATTERS.................................

EXPERTS.......................................

LEGAL MATTERS.................................


  Appendix A
  __________
     Opinion of McConnell, Budd &
     Downes, Inc...........................A-1




No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus, and, if given or made, that information or representation should not be relied upon as having been not constitute an offer to sell, or authorized. This proxy statement/prospectus does a solicitation of an offer to purchase any of BSB Bancorp's common stock Expenses offered by this proxy statement/Representations and Warranties prospectus, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make that kind of offer or solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of BSB Bancorp's common stock offered pursuant to this proxy statement/prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of Skaneateles Bancorp or BSB Bancorp or the information in or accompanying this document or in the documents or reports incorporated by reference into this document since the date of this proxy statement/ prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: Why is Skaneateles Bancorp proposing to merge with BSB Bancorp? How will I benefit?

A: In the opinion of the Skaneateles Bancorp board, the business potential for the combination of BSB Bancorp and Skaneateles Bancorp exceeds what Skaneateles Bancorp could accomplish individually. The Skaneateles Bancorp board expects that the merger will enhance shareholder value for all shareholders.

Q:   WHAT DO I NEED TO DO NOW?

A: Read the enclosed materials, indicate on your proxy card how you want to vote, and sign, date and return it as soon as possible. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted for approval of the merger agreement. Not returning your proxy card, not voting in person at the shareholder meeting, and abstaining from voting has the same effect as voting against the merger agreement.

     You can attend the shareholder meeting and vote your shares in person instead of returning your proxy card. If you do return a proxy card, you may change your vote at any time up to the time of the vote at the shareholder meeting by following the directions on page ___.

Q: IF MY SHARES ARE HELD IN STREET NAME BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions to your broker on how you want your shares voted.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger takes place, you will receive instructions on how to exchange your Skaneateles Bancorp certificates for BSB Bancorp certificates.

Q:   WHAT WILL SKANEATELES BANCORP SHAREHOLDERS RECEIVE IN THE MERGER?

A: If the merger takes place, each share of Skaneateles Bancorp common stock will be converted into .970 shares of BSB Bancorp common stock. BSB Bancorp will pay cash instead of issuing fractional shares.

Q:   WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A: Before the merger takes place, Skaneateles Bancorp expects to continue to pay regular quarterly cash dividends on its common stock, which currently are $0.07 per share. After the merger, any dividends will be based on what BSB Bancorp pays. BSB Bancorp presently pays dividends at a quarterly dividend rate of $0.25 per share. At exchange ratio of .970, therefore, the equivalent dividend is $0.2425 per share for Skaneateles Bancorp common stock.

Q:  WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have more questions about the merger you should call or write to J. Daniel Mohr, Vice President and Chief Financial Officer, Skaneateles Bancorp, Inc., 33 East Genesee Street, P. O. Box 460, Skaneateles, New York 13152-0460, telephone (315) 685-2153. A copy of the merger agreement including each of its exhibits and the other documents described in this proxy statement/prospectus will be provided to you promptly by U.S. mail without charge if you call or write to Larry Denniston, Shareholder Relations of BSB Bancorp, Inc., 58-68 Exchange Street, Binghamton, NY, 13902, telephone (607) 779-2406.

                                    SUMMARY

     The following is a brief summary of the information located elsewhere in this proxy statement/prospectus. BEFORE YOU VOTE, YOU SHOULD GIVE CAREFUL CONSIDERATION TO ALL OF THE INFORMATION CONTAINED IN, ACCOMPANYING OR INCORPORATED BY REFERENCE INTO THIS DOCUMENT.

THE PARTIES (page ___)

BSB Bancorp, Inc.
58-68 Exchange Street
Binghamton, New York  13902
(607) 779-2345

BSB Bancorp is a Delaware corporation and the holding company of BSB Bank & Trust Company, a New York-chartered commercial bank and trust company. Both BSB Bancorp and BSB Bank are headquartered in Binghamton, New York. Deposits at BSB Bank & Trust Company are insured by the FDIC. At December 31, 1998, BSB Bancorp had total consolidated assets of $1,859.1 million, total deposits of $1,472.7 million, and shareholders' equity of $135.0 million, or 7.26% of total assets.

SKANEATELES BANCORP, INC.
33 East Genesee Street
P. O. Box 460
Skaneateles, New York  13152-0460
(315) 685-2265

Skaneateles Bancorp is a Delaware corporation and the holding company of Skaneateles Savings Bank, a New York-chartered savings bank. Both Skaneateles Bancorp and Skaneateles Savings Bank are headquartered in Skaneateles, New York. Deposits at Skaneateles Savings Bank are insured by the FDIC. At December 31, 1998, Skaneateles Bancorp had total consolidated assets of $276.1 million, total deposits of $237.3 million, and shareholders' equity of $19.1 million, or 6.92% of total assets.

THE SHAREHOLDER MEETING
(PAGE ___)

A special meeting of Skaneateles Bancorp shareholders will be held on ____________ ___, 1999, at ____ __.m. at the Skaneateles Country Club, West Lake Road, Skaneateles, New York for the following purposes:

 .    to vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

 .    to address any other matters that properly come before the shareholder meeting, or any adjournments or postponements of the meeting, including a motion to adjourn the shareholder meeting to another time and/or place to solicit additional proxies in favor of the merger agreement and the merger or otherwise.

THE RECOMMENDATION OF THE SKANEATELES BANCORP BOARD TO SHAREHOLDERS (PAGE ___)

The Skaneateles Bancorp board of directors unanimously approved the merger agreement and the merger and unanimously recommends that you vote FOR approval of these matters.

RECORD DATE; VOTING POWER
(PAGE ___)

You are entitled to vote at the shareholder meeting if you owned shares of Skaneateles Bancorp's common stock on ____________ ___, 1999. You will have one vote for each share of Skaneateles Bancorp's common stock that you owned on that date.

VOTE REQUIRED (PAGE ___)

For the merger to happen, two-thirds of the shares of Skaneateles Bancorp common stock that were issued and outstanding on _________, 1999 must approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. Please remember that, unlike routine matters presented to the shareholders, the vote required to approve the merger agreement is based on the total number of outstanding shares, and not on the number of shares which are actually voted.

SHARE OWNERSHIP AND INTERESTS OF SKANEATELES BANCORP'S MANAGEMENT AND THEIR AFFILIATES (PAGE ___)

At the close of business on March 31, 1999, excluding all options to purchase Skaneateles Bancorp's common stock, the directors and executive officers of Skaneateles Bancorp and their affiliates owned a total of 70,893 shares of Skaneateles Bancorp's common stock, which was approximately 4.9% of the outstanding shares of Skaneateles Bancorp's common stock on that date. The directors and executive officers have agreed to vote their shares in favor of the merger agreement.

You should note that Skaneateles Bancorp's directors and executive officers have interests in the merger as directors and/or employees that in some respects are different from, or in addition to, yours as a Skaneateles Bancorp shareholder. These interests are described at page _____.

REGULATORY APPROVALS (PAGE ___)

For the merger to take place, we need to receive the regulatory approvals of the FDIC and the Superintendent of Banks and the Banking Board of New York State. We also need to receive the approval or waiver of the Board of Governors of the Federal Reserve System.

ABSENCE OF DISSENTERS' RIGHTS (PAGE ___)

The holders of Skaneateles Bancorp common stock have no dissenters' rights in connection with the merger.

FEDERAL INCOME TAX CONSEQUENCES (PAGE ___)

You will not recognize gain or loss for federal income tax purposes if you receive shares of BSB Bancorp common stock in exchange for shares of Skaneateles Bancorp common stock in the merger, except to the extent you receive cash instead of fractional shares. However, different tax consequences may apply to you because of your individual circumstances or because special tax rules apply to you. For example, different tax consequences may apply if you:

     .    are a tax-exempt organization;
     .    are a dealer in securities;
     .    are a financial institution;
     .    are  an insurance company;
     .    are  a non-United States person;
     . acquired your shares of Skaneateles Bancorp common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan; or

     . hold shares of Skaneateles Bancorp common stock as part of a straddle, hedge, or conversion transaction.

FAIRNESS OPINION OF SKANEATELES BANCORP'S FINANCIAL ADVISOR (PAGE ___)

In deciding to approve the merger, Skaneateles Bancorp's board of directors considered an opinion of McConnell, Budd & Downes, Inc., Skaneateles Bancorp's financial advisor. The opinion concluded that the proposed consideration to be received by the holders of Skaneateles Bancorp's common stock in the merger is fair to the shareholders from a financial point of view. An update of this opinion is attached as Appendix A to this document. WE ENCOURAGE YOU TO READ
                       ----------
THIS OPINION CAREFULLY.

TERMINATION OF THE MERGER AGREEMENT (PAGE ___)

The merger agreement specifies a number of situations when the agreement may be terminated by BSB Bancorp or Skaneateles Bancorp, which are described on page __ of this document. One of the instances when Skaneateles Bancorp can terminate the merger agreement is if the 20 day average closing market price of BSB Bancorp's common stock determined upon receipt of FDIC approval of the merger is less than a price based on stock prices of 18 other bank holding companies.

OPTION AGREEMENT (PAGE ___)

Skaneateles Bancorp and BSB Bancorp also entered into an option agreement. Skaneateles Bancorp granted BSB Bancorp an option to purchase 19.99% of Skaneateles Bancorp's common stock if specified events occur. The option agreement is intended to discourage third parties from making alternative acquisition related proposals.

ACCOUNTING TREATMENT (PAGE ___)

The merger will be accounted for as a pooling of interests for accounting and financial reporting purposes.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE (PAGE ___)

We have made forward-looking statements in this document, and in documents that we incorporate by reference. Skaneateles Bancorp has also made forward-looking statement in its annual report on Form 10-K for the fiscal year ended December 31, 1998, a copy of which accompanies this proxy statement/prospectus and is considered a part of this document. These kinds of statements are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of BSB Bancorp, Skaneateles Bancorp, BSB Bank & Trust, Skaneateles Savings Bank, the surviving corporation or the surviving bank. When we use words like believes, expects, anticipates or similar expressions, we are making forward-looking statements.

You should note that many factors, some of which are discussed elsewhere in this document and the information that accompanies it and in the documents that we incorporate by reference, could affect the future financial results of BSB Bancorp, Skaneateles Bancorp, BSB Bank & Trust, Skaneateles Savings Bank, the surviving corporation or the surviving bank and could cause those results to differ materially from those expressed in our forward-looking statements. These factors include the following:

     . the effect of economic conditions;
     . inability to realize expected cost savings in connection with business combinations and other acquisitions;
     . higher than expected costs related to integration of combined or merged businesses;
     . deposit attrition;
     . adverse changes in interest rates;
     . change in any applicable law, rule, regulation or practice with respect to tax or accounting issues or otherwise; and . adverse changes or conditions in capital or financial markets.

Market Prices of Common Stock

     BSB Bancorp's common stock is traded on the Nasdaq Stock Market's National Market Tier under the trading symbol "BSBN." Skaneateles Bancorp's common stock is traded on the Nasdaq Stock Market's National Market Tier under the trading symbol "SKAN." The table below presents the per share closing prices of BSB Bancorp's common stock and Skaneateles Bancorp's common stock on the Nasdaq Stock Market noted above as of the dates specified and the pro forma equivalent market value of BSB Bancorp's common stock to be issued for Skaneateles Bancorp's common stock in the merger. January 22, 1999 was the last trading date prior to announcement of the merger agreement. Skaneateles Bancorp's pro forma equivalent market value was determined by multiplying the exchange ratio by the respective closing prices of BSB Bancorp's common stock on January 22, 1999, which is the last day before the date of the merger agreement on which shares of BSB Bancorp's common stock were traded, and __________ __, 1999, which is the most recent practicable date prior to the date of this proxy statement/prospectus. For more information about the exchange ratio, see "THE MERGER -- Exchange Ratio," and for more information about the stock prices and dividends of BSB Bancorp and Skaneateles Bancorp, see "MARKET PRICES AND DIVIDENDS."



                                                           Skaneateles Bancorp's
                                                                Common Stock
                            Last Reported Sale Price              Pro Forma
                      ------------------------------------
        Date          BSB Bancorp's  Skaneateles Bancorp's    Equivalent Market
--------------------
                      Common Stock       Common Stock               Value
                      ------------  ---------------------  ---------------------
January 22, 1999....     $28.75                 $19.00               $27.8875
_________ __, 1999..       *                      *                      *

* To be calculated subsequently


     Skaneateles Bancorp's shareholders are advised to obtain current market quotations for BSB Bancorp's common stock. It is expected that the market price of BSB Bancorp's common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger takes place. No assurance can be given as to the market price of BSB Bancorp's common stock at the time of the merger.

COMPARATIVE PER SHARE DATA

     The table below presents comparative selected historical per share data of BSB Bancorp and Skaneateles Bancorp, pro forma combined per share data for BSB Bancorp and Skaneateles Bancorp and equivalent pro forma per share data of Skaneateles Bancorp. The financial data is based on, and should be read in conjunction with, the historical consolidated financial statements and the notes to those financial statements of BSB Bancorp and Skaneateles Bancorp. All per share data of BSB Bancorp, Skaneateles Bancorp and pro forma are presented on a diluted basis and have been adjusted retroactively to give effect to stock dividends. The pro forma data is not necessarily indicative of results that will be obtained on a combined basis. Skaneateles Bancorp equivalent pro forma per share amounts are calculated by multiplying the pro forma combined amounts by the exchange ratio. See "THE MERGER -- Exchange Ratio."




                                                        At or for the Year
                                                    Ended December 31, 1998
                                                    -----------------------
Net Income per diluted Common Share:
 BSB Bancorp -- historical....................        $  2.24
 Skaneateles Bancorp -- historical............           1.11
 Pro Forma Combined...........................           2.08
 Skaneateles Bancorp  Equivalent
  Pro Forma...................................          2.02

Cash Dividends per Common Share:
 BSB Bancorp-- historical.....................        $  0.91
 Skaneateles Bancorp-- historical.............           0.28
 Pro Forma Combined...........................           1.18
 Skaneateles Bancorp Equivalent
  Pro Forma...................................           1.14

Book Value per Common Share:
 BSB Bancorp-- historical.....................        $ 15.64
 Skaneateles Bancorp -- historical............          13.17
 Pro Forma Combined...........................          15.35
 Skaneateles Bancorp Equivalent
  Pro Forma...................................          14.89



For more detailed information about the matters discussed in this summary, you should review the table of contents of this document, which you can find at page
___.

RISK FACTORS

You should carefully consider the following risk factors relating to the merger and to ownership of BSB Bancorp common stock before you decide whether to adopt the merger agreement and approve the merger. You should also consider the other information in this proxy statement/prospectus and additional information in the accompanying copy of Skaneateles Bancorp's annual report on Form 10-K for the fiscal year ended December 31, 1998 and in the other documents considered a part of this proxy statement/prospectus. See "Where You Can Find More Information" on page __.


The principal source of BSB Bancorp's cash revenues is dividends from BSB Bank, and those dividends are subject to restrictions

BSB Bancorp has traditionally invested substantially all of its liquid assets in BSB Bank. BSB Bancorp's liquidity and ability to pay obligations such as principal and interest on debt and dividends to its shareholders is primarily dependent on the ability of BSB Bank to pay dividends to BSB Bancorp. Payment of dividends by BSB Bank is restricted by various legal and regulatory limitations. At December 31, 1998, approximately $32.5 million was available for payment of dividends to BSB Bancorp from BSB Bank without prior regulatory approval. The requirement to maintain regulatory capital may further restrict the ability of both BSB Bancorp and BSB Bank to pay dividends.

              Credit losses may reduce BSB Bancorp's profitability

Because BSB Bancorp is in the business of making loans, BSB Bancorp will experience loan losses. BSB Bancorp's risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. BSB Bank maintains reserves to cover potential credit losses based on its estimate of impaired loans and other factors. BSB Bank considers a loan in its portfolio to be "impaired" if it is probable, based on current information and events, that BSB Bank will be unable to collect the scheduled principal and interest payments when due.

Although BSB Bancorp's management considers the current level of reserves adequate to cover potential credit losses, there can be no assurance that such reserves will in fact be sufficient to cover actual losses. At December 31, 1998, BSB Bank's allowance for possible credit losses was $22.2 million, or 0.72% of total loans and 159.33% of non-performing loans at that date. At December 31, 1998, non-performing loans totaled $13.9 million, including $11.4 million of commercial loans, $513,000 of consumer loans, $1.7 million of residential real estate loans and $276,000 of commercial real estate loans. BSB Bank's net charge offs during 1998 were $9.3 million, of which $8.2 million was attributable to commercial and consumer loans.

Changes in interest rates may reduce BSB Bancorp's profitability

BSB Bancorp's results of operations depend in large part upon the level of its net interest income, that is, the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. If BSB Bancorp is unsuccessful in managing the effects of changes in interest rates, its financial condition and results of operations could suffer.

Changes in market interest rates could reduce the value of BSB Bancorp's financial assets. Fixed-rate investments, mortgage-backed and related securities and mortgage loans generally decline in value as interest rates rise. BSB Bancorp simulated the effect as of December 31, 1998 that a hypothetical instantaneous 1.0% rise in interest rates would have on the company. Based on this simulation analysis, BSB Bancorp estimated such an increase in interest rates would cause the fair value of equity to decrease by __%.

  Problems related to the year 2000 issue could adversely affect our business

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of our operations, including a temporary inability to process transactions or engage in similar normal business activities.

                              SHAREHOLDER MEETING

MATTERS TO BE CONSIDERED AT THE SHAREHOLDER MEETING

     This proxy statement/prospectus is first being mailed to the holders of Skaneateles Bancorp's common stock on or about ______ __, 1999. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Skaneateles Bancorp board of directors for use at the special meeting of Skaneateles Bancorp's shareholders. The shareholder meeting is scheduled to be held on __________ ___, 1999, at ___ _.m., at the Skaneateles Country Club, West Lake Road, Skaneateles, New York. At the shareholder meeting, the holders of Skaneateles Bancorp's common stock will consider and vote upon:
(i) the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, and (ii) any other business that properly comes before the shareholder meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the shareholder meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

RECORD DATE AND VOTING

     The Skaneateles Bancorp board of directors has fixed the close of business on ____________ ___, 1999 as the record date for determining the Skaneateles Bancorp shareholders entitled to receive notice of and to vote at the shareholder meeting. Only holders of record of Skaneateles Bancorp's common stock at the close of business on that day will be entitled to vote at the shareholder meeting or at any adjournment or postponement of the meeting. At the close of business on ____________ ___, 1999, there were _______________ shares of Skaneateles Bancorp's common stock outstanding that are entitled to vote at the shareholder meeting, held by approximately ______ shareholders of record. Although Skaneateles Bancorp is authorized to issue 500,000 shares of serial preferred stock, none is outstanding.

     Each holder of Skaneateles Bancorp's common stock on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the shareholder meeting or at any adjournment or postponement of the meeting. The presence, in person or by proxy, of the holders of one-third of Skaneateles Bancorp's common stock entitled to vote at the shareholder meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the shareholder meeting in order to determine whether a quorum has been achieved. Since approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Skaneateles Bancorp's common stock entitled to be voted at the shareholder meeting, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.

     If a quorum is not obtained, or if fewer shares of Skaneateles Bancorp's common stock are voted in favor of the proposal for approval of the merger agreement than the number required for approval, it is expected that the shareholder meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement. The holders of a majority of the shares present at the shareholder meeting would be required to approve any adjournment of the shareholder meeting.

     If your proxy card is properly executed and received by Skaneateles Bancorp in time to be voted at the shareholder meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. EXECUTED PROXIES WITH NO INSTRUCTIONS INDICATED ON THE PROXY CARD WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

     The Skaneateles Bancorp board of directors is not aware of any matters other than the proposal to approve the merger agreement and the merger or a proposal to adjourn or postpone the shareholder meeting as necessary that may properly come before the shareholder meeting. If any other matters properly come before the shareholder meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters as determined by a majority of the Skaneateles Bancorp board of directors.

     To vote on the merger agreement, you need to properly complete the proxy card or attend the shareholder meeting and vote in person. For information about the election form, see "THE MERGER -- Election Form and Exchange of Shares."

     YOU SHOULD NOT FORWARD ANY STOCK CERTIFICATES WITH YOUR PROXY CARD. IF YOU
     ------------------------------------------------------------------
COMPLETE AN ELECTION FORM, YOU SHOULD FORWARD YOUR SKANEATELES BANCORP STOCK CERTIFICATES TO THE EXCHANGE AGENT. IF THE MERGER TAKES PLACE, SKANEATELES BANCORP STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS THAT WILL BE SENT TO YOU BY BSB BANCORP'S EXCHANGE AGENT PROMPTLY AFTER THE EFFECTIVE TIME OF THE MERGER.

REQUIRED VOTE; REVOCABILITY OF PROXIES

     The affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Skaneateles Bancorp's common stock entitled to be voted at the shareholder meeting is required in order to approve and adopt the merger agreement, the merger of Skaneateles Bancorp and BSB Bancorp and the other transactions contemplated by the merger agreement.

     The required vote of SKANEATELES BANCORP'S SHAREHOLDERS IS BASED ON THE TOTAL NUMBER OF OUTSTANDING SHARES OF SKANEATELES BANCORP'S COMMON STOCK AND NOT ON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. IF YOU DO NOT SUBMIT A PROXY CARD OR VOTE IN PERSON AT THE SHAREHOLDER MEETING, OR IF YOU ABSTAIN FROM VOTING, YOU EFFECTIVELY ARE VOTING AGAINST THE MERGER AGREEMENT AND THE MERGER.

     All of the directors and executive officers of Skaneateles Bancorp beneficially owned as of March 31, 1999, excluding all options to purchase shares of Skaneateles Bancorp common stock, a total of 70,893 shares of Skaneateles Bancorp's common stock, which was approximately 4.9% of the outstanding shares of Skaneateles Bancorp's common stock on that date. All of the directors and executive officers of Skaneateles Bancorp have entered into a stockholder agreement with BSB Bancorp, in which they each agreed, among other things, to transfer restrictions and to vote all shares of Skaneateles Bancorp's common stock that they have the right to vote, whether owned as of the date of the stockholder agreement or acquired after that date, in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement and against any third party merger proposal. No separate consideration was paid to any of the directors or executive officers for entering into the stockholder agreement. BSB Bancorp required that the stockholder agreement be executed as a condition to BSB Bancorp entering into the merger agreement.

     If you submit a proxy card, attending the shareholder meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by (i) delivering to J. David Hammond, Secretary of Skaneateles Bancorp, Inc., 33 East Genesee Street, P.O. Box 460, Skaneateles, New York 13152, a written notice of revocation before the shareholder meeting,
(ii) delivering to Skaneateles Bancorp a duly executed proxy bearing a later date before the shareholder meeting, or (iii) attending the shareholder meeting and voting in person.

     Skaneateles Bancorp and BSB Bancorp are not obligated to complete the merger unless, among other things, the merger agreement and the merger are approved by the affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Skaneateles Bancorp's common stock entitled to vote. For a description of the conditions to the merger, see "THE MERGER --Conditions to the Merger."

SOLICITATION OF PROXIES

     In addition to solicitation by mail, directors, officers and employees of Skaneateles Bancorp may solicit proxies for the shareholder meeting from shareholders personally or by telephone or telegram without receiving additional compensation for these activities. The cost of soliciting proxies will be paid by Skaneateles Bancorp. In addition, Skaneateles Bancorp has retained a proxy solicitation firm to assist in proxy solicitation for the shareholder meeting. The fee to be paid to that firm is $3,000.00, plus reasonable out-of-pocket expenses. Skaneateles Bancorp also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so.

                                  THE MERGER

     The information in this Section is qualified in its entirety by reference to the full text of the merger agreement including each of its exhibits, the option agreement and the stockholder agreement, all of which are incorporated by reference into this document and the material features of which are described in this proxy statement/prospectus. A copy of the merger agreement including each
                                 --------------------
of its exhibits and the other documents described in this proxy
---------------------------------------------------------------
statement/prospectus will be provided to you promptly by U.S. mail without
--------------------------------------------------------------------------
charge if you call or write to Larry Denniston, Shareholder Relations of BSB
----------------------------------------------------------------------------
Bancorp, Inc., 58-68 Exchange Street, Binghamton, New York 13902, telephone
---------------------------------------------------------------------------
(607) 779-2406.
--------------

THE PARTIES

     BSB Bancorp and Skaneateles Bancorp have entered into the merger agreement. Under the merger agreement, BSB Bancorp will acquire Skaneateles Bancorp through the merger of Skaneateles Bancorp into BSB Bancorp. The merger agreement also provides for Skaneateles Savings Bank, which is a wholly owned subsidiary of Skaneateles Bancorp, to merge into BSB Bank & Trust, a wholly owned subsidiary of BSB Bancorp.

     BSB BANCORP. BSB Bancorp is a Delaware corporation and the holding company of BSB Bank & Trust. Both BSB Bancorp and BSB Bank are headquartered in Binghamton, New York. Deposits at BSB Bank are insured by the FDIC. BSB Bank offers full service business and retail banking services throughout the New York State Counties of Broome (Binghamton), Onondaga (Syracuse), Tioga, Chenango, and Chemung. Through its wholly owned subsidiary, BSB Financial Services, Inc., BSB Bank also offers trust and investment services and a complete range of personalized investment services including securities brokerage, annuity and mutual fund sales, and other traditional investment/broker activities.

     At December 31, 1998, BSB Bancorp had total consolidated assets of $1.9 billion, total deposits of $1.5 billion, and shareholders' equity of $135.0 million. For additional information about BSB Bancorp that is incorporated by reference into this document, see "WHERE YOU CAN FIND MORE INFORMATION."

     BSB Bancorp, as a bank holding company, is regulated by the Board of Governors of the Federal Reserve system. BSB Bank, as a New York-chartered commercial bank and trust company, is regulated by the Superintendent of Banks of New York State and the Federal Deposit Insurance Corporation.

     SKANEATELES BANCORP. Skaneateles Bancorp is a Delaware-chartered bank holding company registered under the Bank Holding Company Act of 1956, the primary business of which is the ownership and operation of its sole subsidiary, Skaneateles Savings Bank. Skaneateles Savings Bank is a New York-chartered stock savings bank headquartered in the Village of Skaneateles, Onondaga County, New York. Deposit accounts of Skaneateles Savings Bank are insured by the Bank Insurance Fund, as administered by the FDIC. In continuous operation since 1866, Skaneateles Savings Bank conducts business from nine full-service banking offices located in Onondaga and Oswego counties of New York State.

     At December 31, 1998, Skaneateles Bancorp had total consolidated assets of $276.1 million, total deposits of $237.3 million, and shareholders' equity of $19.1 million. For additional information about Skaneateles Bancorp that is incorporated by reference into this document, see "WHERE YOU CAN FIND MORE INFORMATION."

     Skaneateles Bancorp, as a bank holding company, is regulated by the Board of Governors of the Federal Reserve System. Skaneateles Savings Bank, as a New York-chartered savings bank, is regulated by the Superintendent of Banks of New York State and by the Federal Deposit Insurance Corporation.

BACKGROUND OF THE MERGER

     In recent years, Skaneateles Savings Bank's primary market area, which has grown to include greater Syracuse and Oswego, New York, has become increasingly competitive, resulting in ever greater pressures on both profit margins and asset growth. Despite actions taken by the Skaneateles Bancorp board of directors to improve financial performance on the part of Skaneateles Savings Bank and shareholder value, management and the board recognized that Skaneateles Bancorp's returns on equity and average assets trailed those of peer institutions, as did the price to earnings per share ratio of its common stock.

     To address these concerns, the Board appointed a Strategic Planning Committee in February 1998 to review Skaneateles Bancorp's historical financial performance, forecast future financial performance scenarios and consider and evaluate all strategic alternatives available to Skaneateles Bancorp. The Strategic Planning Committee consisted of John P. Driscoll, Skaneateles Bancorp's Chairman, President and Chief Executive Officer, and outside directors Israel Berkman (who served as the Committee's chairman), Carl Gerst and Howard
J. Miller. Between February and December 1998, the Strategic Planning Committee met seven times, including meetings with Skaneateles Bancorp's financial advisor since 1993, McConnell, Budd & Downes, Inc. During this time period, the Strategic Planning Committee also reported regularly to the full board of directors on a range of alternatives, including internally generated growth coupled with severe cuts in services and personnel, acquisition of an independent bank, a public offering of Skaneateles Bancorp securities, and sale of the company. On several occasions the full board and management also considered various financial analyses and models prepared and presented by MB&D.

     By November 1998, the Strategic Planning Committee had advised the full board of directors that in its view, achieving the desired returns on equity and assets (i.e., at or above the corresponding returns of peer institutions) through internal growth would be very difficult in light of the competitive environment in which Skaneateles Savings Bank operates and other factors, and recommended that a possible sale be considered as a means to enhance shareholder value. As part of its effort to ascertain the value that a sale might provide to shareholders, the full board requested MB&D to analyze and present its estimate of the values that might be realized by Skaneateles Bancorp shareholders in various sale scenarios with parties that MB&D believed would be interested in pursuing such a transaction.

     Relying solely on publicly available information, and without having conversations with any of the potentially interested parties it identified, MB&D made such presentations on December 7, 1998 and December 15, 1998 to the Strategic Planning Committee and the full board of directors, respectively. After hearing the presentation and discussing various sale scenarios and stand-alone alternatives, the full board directed that MB&D be engaged to solicit non-binding expressions of interest in a possible sale from three specific entities as recommended by MB&D, one of which was BSB Bancorp. Upon receiving their signed confidentiality agreements, Skaneateles Bancorp exchanged certain due diligence information with each of the three entities.

     Two of the entities, including BSB Bancorp, submitted expressions of interest, which were analyzed in detail by MB&D, the Strategic Planning Committee and the full board of directors. (MB&D's analysis is described below under the caption "Opinion of Skaneateles Bancorp's Financial Advisor.") On January 12, 1999, the full board of directors concurred with the Strategic Planning Committee's recommendation that BSB Bancorp's indication of interest provided superior value to shareholders than did the other indication of interest that had been received. The board authorized Mr. Driscoll and J. Daniel Mohr, Skaneateles Bancorp's chief financial officer, to enter into discussions with BSB Bancorp concerning the terms of the proposed transaction, with the advice and participation of MB&D and Skaneateles Bancorp's legal counsel.

     After exchanging confidentiality agreements, the parties conducted reciprocal, comprehensive due diligence investigations. Skaneateles Bancorp's team for this purpose consisted of Mr. Berkman, a retired bank examiner; senior management of, and independent loan review consultants regularly retained by, Skaneateles Savings Bank; and representatives of MB&D, Skaneatles Bancorp's independent accountants, KPMG LLP, and Skaneateles Bancorp's legal counsel. Simultaneously, the parties, acting through their legal counsel, financial and other advisors, conducted arm's-length negotiations with respect to the terms of a definitive merger agreement for presentation to their respective boards of directors.

     The Strategic Planning Committee met on January 23, 1999 to evaluate the results of the due diligence process, receive reports from MB&D, and Skaneateles Bancorp's legal counsel as to the status of the negotiations to that point, and to review the proposed transaction documentation. The Strategic Planning Committee met again on January 24, 1999 and voted unanimously to recommend to the full board of directors, scheduled to meet later the same day, that it approve the merger.

     The full board of directors of Skaneateles Bancorp met on January 24, 1999 to hear and discuss the recommendations of the Strategic Planning Committee. The due diligence process and the status of the negotiations were discussed and considered at length by the full board. MB&D presented its analysis of the economic terms and conditions of the proposed merger (including the fixed exchange ratio), reviewed historical and projected financial information with respect to BSB Bancorp, and delivered its oral opinion that the proposed fixed exchange ratio was fair to Skaneateles Bancorp's shareholders from a financial point of view. (See "Opinion of Skaneateles Bancorp's Financial Advisor" below.) The board reviewed the proposed structure of the merger and the terms of the merger and other agreements, including the stock option agreement by which BSB Bancorp would be granted an option to purchase up to 19.99% of Skaneateles Bancorp's outstanding common stock in certain circumstances, the stockholders agreement by which individual officers and board members agree, in their capacity as shareholders, to vote in favor of the merger, and the employment agreement between Mr. Driscoll, BSB Bancorp and BSB Bank.

     After consideration and discussion of the proposed transaction and consultation with its management, financial advisors, accountants and legal counsel, the board of directors adjourned until the next morning, January 25, 1999. At that time the board unanimously concluded, after further deliberation, that the merger was in the best interests of Skaneateles Bancorp's shareholders, and the employees, customers and depositors of, and the communities served by, Skaneateles Savings Bank. Accordingly, the board unanimously approved the merger, subject to receipt of approvals by appropriate regulators and the shareholders of Skaneateles Bancorp. The board further approved the various agreements to be entered into in connection therewith, and directed that such matters be submitted for approval by the shareholders at a special meeting called for such purpose.

RECOMMENDATION OF THE SKANEATELES BANCORP BOARD OF DIRECTORS AND REASONS FOR THE MERGER

     The Skaneateles Bancorp board of directors has approved the merger agreement and has determined that the merger of Skaneateles Bancorp and BSB Bancorp is in the best interests of Skaneateles Bancorp and its shareholders. THE SKANEATELES BANCORP BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. In reaching its decision to approve the merger agreement, the Skaneateles Bancorp board consulted with its financial advisor, McConnell, Budd & Downes, Inc., and considered a variety of factors, including the following:

     . The Skaneateles Bancorp board's familiarity with, and review of, the business, financial condition, results of operations and prospects of Skaneateles Bancorp, including, but not limited to, its potential growth, overhead considerations, profitability, and returns on assets and equity that Skaneateles Bancorp is likely to achieve on a stand-alone basis from continuing operations, and the business risks associated with these considerations;

     . The Skaneateles Bancorp board's familiarity with and review of a range of strategic alternatives designed to enhance shareholder value, such as growth by acquisition, a public offering of securities, and sale;

     . Skaneateles Bancorp's current and prospective operating environment, including national and local economic conditions, the highly competitive environment for financial institutions generally and in Central New York particularly, the changing regulatory environment, and the trend toward consolidation in the financial services industry;

     . Recent performance and the potential for appreciation in market and book value of Skaneateles Bancorp's common stock on both a short- and long-term basis, as a stand-alone entity;

     . The process Skaneateles Bancorp and McConnell, Budd & Downes used to obtain acquisition proposals and preliminary bids, and the conclusion that BSB Bancorp's bid was more favorable than any other indication of interest received from the other companies;

     . Information concerning BSB Bancorp's business, financial condition, results of operations, asset quality and prospects, including the long-term growth potential of BSB Bancorp common stock, the future growth prospects of BSB Bancorp combined with Skaneateles Bancorp following the merger, the potential synergies expected from the merger and the business risks associated with the merger;

     . The terms of the merger agreement, the option agreement and the transactions and agreements contemplated by these agreements, including without limitation, that BSB Bancorp's offer of BSB Bancorp's common stock in exchange for Skaneateles Bancorp's common stock can be effected on a tax-free basis for Skaneateles Bancorp's shareholders and the fact that the provisions of the merger agreement that allow an adjustment in the exchange ratio provide substantial protection to Skaneateles Bancorp's shareholders under certain circumstances if the price of BSB Bancorp's common stock significantly declines before the merger takes place;

 .    The Skaneateles Bancorp board's assessment of the potential for appreciation and growth in the market and book value of BSB Bancorp's common stock following the proposed merger;

 .    McConnell, Budd & Downes, Inc.'s several presentations to the Skaneateles
     Bancorp board during 1998, and in particular presentations on January 24 and 25, 1999 and the opinion of McConnell, Budd & Downes that the merger consideration to be paid pursuant to the merger agreement is fair to Skaneateles Bancorp's shareholders from a financial point of view;

 .    The advantages and disadvantages to its shareholders, customers and employees of Skaneateles Bancorp remaining an independent institution or affiliating with a larger institution;

 .    The option agreement, including the possibility that the existence of the option agreement could discourage third parties from offering to acquire Skaneateles Bancorp by increasing the financial cost of an acquisition by a third party, and the recognition that Skaneateles Bancorp's entering into the option agreement was a condition to BSB Bancorp's willingness to enter into the merger agreement;

 .    The likelihood of receiving all of the regulatory approvals required for the merger to take place;

 .    The short- and long-term interests of Skaneateles Bancorp and its shareholders, the interests of Skaneateles Savings Bank's employees, customers, creditors and suppliers, and the interests of the communities served by Skaneateles Savings Bank that may benefit from an appropriate affiliation with a larger institution with increased economies of scale and with a greater capacity to serve all of the banking needs of the community;

 .    The compatibility of businesses and management philosophies of Skaneateles
     Bancorp and BSB Bancorp, and BSB Bancorp's strong commitment to the communities it serves; and

 .    After a full evaluation and consultation with McConnell, Budd & Downes,
     Inc., the Skaneateles Bancorp board determined that the likelihood of being able to develop a better offer from another interested buyer was extremely low and that the offer from BSB Bancorp represented a greater enhancement to the shareholders than could reasonably be expected from continuing independent operation.

     The discussion in this section of the information and factors considered by the Skaneateles Bancorp board is not intended to be exhaustive but includes all material factors considered by the board. In reaching its determination to approve and recommend the merger, the Skaneateles Bancorp board did not assign any relative or specific weights to the factors considered. Individual directors may have given differing weights to different factors. After deliberating on the merger and the other transactions contemplated by the merger agreement, and considering, among other things, the matters discussed above and the fairness opinion of McConnell, Budd & Downes referred to above, the Skaneateles Bancorp board unanimously approved the merger agreement, the merger, the other transactions contemplated by the merger agreement, and the option agreement, as being in the best interests of Skaneateles Bancorp and its shareholders.

OPINION OF SKANEATELES BANCORP'S FINANCIAL ADVISOR

     On December 17, 1998, Skaneateles Bancorp retained the services of McConnell, Budd & Downes, Inc. as its financial advisor in connection with a possible merger transaction and requested that MB&D render an opinion with respect to the fairness, from a financial point of view, of the consideration to be received by the shareholders in any such transaction. MB&D is a recognized investment banking firm which specializes in banks and other financial institutions. MB&D is regularly engaged in the valuation of banks and financial institutions and their securities. As the financial advisor to Skaneateles Bancorp, MB&D was involved in every stage of the discussions with various financial institutions that culminated in the offer by BSB Bancorp, as well as the negotiation with BSB Bancorp that resulted in the merger agreement and the option agreement. Skaneateles Bancorp did not impose any requirements, limitations or restrictions on MB&D in connection with the fairness opinion.

     On January 25, 1999, MB&D delivered its opinion to the board of directors of Skaneateles Bancorp to the effect that as of that date, the exchange ratio was fair, from a financial point of view to Skaneateles Bancorp and its shareholders. The basis for the opinion, which is unchanged, has been updated for the purposes of this document and appears in written form in Appendix A. The fixed exchange ratio of 0.97 shares of BSB Bancorp, Inc. common stock in exchange for each share of Skaneateles Bancorp common stock was negotiated based on consideration of a number of factors, including but not limited to the following:

 .    An analysis of the historical and projected future contributions of recurring earnings by the parties.

 .    An analysis of the possible future earnings per share results for the parties on both a combined and a stand-alone basis.

 .    An analysis of the potential for the parties to this transaction to realize significant reductions of recurring operating expenses.

 .    Consideration of the anticipated dilutive or accretive effects of the prospective transaction to the earnings per share of BSB Bancorp and by extension, through the exchange ratio, to the earnings per share equivalent of Skaneateles Bancorp.

 .    Consideration of the probable impact on dividends per share to be received by Skaneateles Bancorp shareholders as a result of the contemplated transaction.

 .    Consideration of the parties' relative contributions of earning assets.

 .    Consideration of the loan portfolios and relative asset quality as disclosed by the parties.

 .    Consideration of the apparent adequacy of reserves for loan and lease losses of the parties.

 .    Analysis and comparison of the composition of the deposit bases of each of the parties.

 .    Analysis of the historical trading range, trading pattern and relative liquidity of the common shares of each of the parties.

 .    Consideration of the accounting equity capitalization, the tangible equity capitalization and the market capitalization of each of the parties.

 .    Contemplation of other factors, including certain intangible factors.

     MB&D has acted as financial advisor to Skaneateles Bancorp on a contractual basis since July 26, 1993 in connection with Skaneateles Bancorp's development and implementation of its strategic plan and has assisted Skaneateles Bancorp in the evaluation of numerous hypothetical affiliation opportunities with banks and thrifts. During 1994 and 1996, for example, MB&D advised Skaneateles Bancorp in connection with its acquisitions of branch offices from FNB Rochester Corporation (First National Bank of Rochester) and Cicero Bank. With respect to the pending transaction involving BSB Bancorp, MB&D advised Skaneateles Bancorp during the evaluation and negotiation process leading up to the execution of the merger agreement and provided Skaneateles Bancorp with a number of analyses as to a range of financially feasible exchange ratios that might be achieved in a hypothetical transaction. Representatives of MB&D met with the executive management and board of directors of Skaneateles Bancorp or designated committees thereof on thirteen separate occasions during the period from May 19, 1998 to January 25, 1999, in connection with the analysis of Skaneateles Bancorp's strategic alternatives and the negotiation process, and on other occasions prior to May 19, 1998 in connection with analysis of Skaneateles Bancorp's relative position compared to like institutions and trends affecting the financial services industries. The determination of the applicable fixed exchange ratio was arrived at in an arm's-length negotiation between BSB Bancorp and Skaneateles Bancorp in a process in which MB&D participated directly in the negotiations.

     MB&D was retained based on its qualifications and experience in the financial analysis of banking and thrift institutions generally, its knowledge of the Eastern United States banking markets in general and the New York banking markets in particular, as well as its experience with merger and acquisition transactions involving banking institutions. As a part of its investment banking business, which is focused exclusively on financial services industry participants, MB&D is continually engaged in the valuation of financial institutions and their securities in connection with its equity brokerage business generally and mergers and acquisitions in particular. Members of the Corporate Finance Advisory Group of MB&D have extensive experience in advising financial institution clients on mergers and acquisitions. In the ordinary course of its business as a NASD broker-dealer, MB&D may from time to time purchase securities from or sell securities to Skaneateles Bancorp or BSB Bancorp, and as a market maker in securities, MB&D may from time to time have a long or short position in, and buy or sell, debt or equity securities of Skaneateles Bancorp or BSB Bancorp for its own account or for the accounts of its customers. In addition, in the ordinary course of business, the employees of MB&D may have direct or indirect investments in the debt or equity securities of either or both of Skaneateles Bancorp or BSB Bancorp.

     The full text of the opinion of MB&D, which sets forth assumptions made, matters considered and limits on the review undertaken, is attached hereto in Appendix A. All Skaneateles Bancorp shareholders should read the opinion in its entirety. The opinion of MB&D is directed only to the fixed exchange ratio at which shares of Skaneateles Bancorp common stock may be exchanged for shares of BSB Bancorp common stock. The opinion of MB&D does not constitute a recommendation to any holder of Skaneateles Bancorp common stock as to how such holder should vote at the Skaneateles Bancorp special meeting. The summary of the opinion of MB&D and the matters considered in its analysis set forth in this proxy statement/prospectus is qualified in its entirety by reference to the text of the opinion itself. The opinion of MB&D is necessarily based upon conditions as of the date of the opinion and upon information made available to MB&D through the date thereof. No limitations were imposed by the Skaneateles Bancorp board upon MB&D with respect to the investigations made, matters considered or procedures followed in the course of rendering its opinions.

     MATERIALS REVIEWED AND ANALYSES PERFORMED BY MB&D: In connection with the rendering and updating of its opinion, MB&D reviewed the following documents and considered the following subjects:

 .  The merger agreement detailing the pending transaction;

 . This proxy statement/prospectus in substantially the form to be mailed to Skaneateles Bancorp shareholders;

 .  Skaneateles Bancorp Annual Reports to stockholders for 1994, 1995, 1996 and
   1997;

 .  Skaneateles Bancorp Annual Reports on Form 10-K for 1994, 1995, 1996 and
   1997;

 . Related financial information for the four calendar years ended December 31, 1994, 1995, 1996, and 1997 for Skaneateles Bancorp;

 . Skaneateles Bancorp Quarterly Reports on Form 10-Q and related unaudited financial information for the first, second and third quarters of 1998;

 . Skaneateles Bancorp management estimates of financial information for the fourth quarter of 1998;

 .  BSB Bancorp Annual Reports to Stockholders for 1995, 1996 and 1997;

 . BSB Bancorp Annual Reports on Form 10-K and related financial information for the three calendar years ended December 31, 1995, 1996 and 1997;

 . BSB Bancorp Quarterly Reports on Form 10-Q and related unaudited financial information for the first, second and third quarters of 1998;

 . BSB Bancorp management estimates of financial information for the fourth quarter of 1998;

 . Internal financial information and financial forecasts, relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to MB&D by Skaneateles Bancorp and BSB Bancorp respectively;

 .  Discussions with members of the senior management and board of Skaneateles
   Bancorp concerning the past and current results of operations of Skaneateles Bancorp, its current financial condition and management's opinion of its future prospects;

 . Discussions with members of the senior management of BSB Bancorp concerning the past and current results of operations of BSB Bancorp, its current financial condition and management's opinion of its future prospects;

 . The historical record of reported prices, trading volume and dividend payments for both Skaneateles Bancorp and BSB Bancorp common stock;

 . MB&D employed specific proprietary merger analysis models developed by MB&D to evaluate potential business combinations of financial institutions using both historical reported information and projected information for both Skaneateles Bancorp and BSB Bancorp and reviewed the results;

 . The reported financial terms of selected recent business combinations of financial institutions for purposes of comparison to the pending transaction;

 . Based primarily on anecdotal information, MB&D gave consideration to the current state of and future prospects for the economy of Central New York generally and the relevant market areas for Skaneateles Bancorp and BSB Bancorp in particular;

 . Such other studies and analyses as MB&D considered appropriate under the circumstances associated with this particular transaction.

     The opinion of MB&D takes into account its assessment of general economic, market and financial conditions and its experience in other transactions involving participants in the financial services industry, as well as its experience in securities valuation and its knowledge of the banking industry generally. For purposes of reaching its opinion, MB&D has assumed and relied upon the accuracy and completeness of the information provided to it or made available by Skaneateles Bancorp and BSB Bancorp and does not assume any responsibility for the independent verification of such information. MB&D has assumed that financial data and estimates made available to it were prepared on a reasonable basis and reflect the best currently available estimates and good faith judgments of the management of Skaneateles Bancorp and BSB Bancorp, respectively, as to the future performance of Skaneateles Bancorp and BSB Bancorp. MB&D also relied upon assurances of the management of Skaneateles Bancorp and BSB Bancorp that they were not aware of any facts or of the omission of any facts that would make the information or financial forecasts provided to MB&D incomplete or misleading. In the course of rendering its opinion, MB&D has not completed any independent valuation or appraisal of any of the assets or liabilities of either Skaneateles Bancorp or BSB Bancorp and has not been provided with such valuations or appraisals from any other source.

     The following is a summary of the material analyses employed by MB&D in connection with rendering its written opinion. Given that it is a summary, it does not purport to be a complete and comprehensive description of all the analyses performed, or an enumeration of every matter considered, by MB&D in arriving at its opinion. The preparation of a fairness opinion is a complicated process, involving a judgment as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. In arriving at its fairness opinion, MB&D did not attribute any particular weight to any one specific analysis or factor considered by it and made qualitative as well as quantitative judgments as to the significance of each analysis and factor. Therefore, MB&D believes that its analyses must be considered as a whole and that attributing undue weight to any single analysis or factor considered could create a misleading or incomplete view of the process leading to the formation of its opinion. In its analyses, MB&D has made certain assumptions with respect to banking industry performance, general business and economic conditions and other factors, many of which are beyond the control of management of either Skaneateles Bancorp or BSB Bancorp. Estimates referred to in MB&D's analyses are not necessarily indicative of actual values or predictive of future results or values, which may vary significantly from those set forth. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses might actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty and MB&D does not assume responsibility for the accuracy of such analyses or estimates. In reading the material which follows, unless the context otherwise requires, references throughout this section to Skaneateles Bancorp common stock and related per share amounts include shares of Skaneateles Bancorp common stock issuable upon the exchange of outstanding options and warrants.

     ANALYSIS OF THE ANTICIPATED TRANSACTION AND THE APPLICABLE EXCHANGE RATIO IN RELATION TO SKANEATELES BANCORP: Pursuant to the terms of the merger agreement, the anticipated consideration in the transaction is a fixed exchange of 0.97 shares of BSB Bancorp common stock for each outstanding share of Skaneateles Bancorp common stock. It is further anticipated that the transaction will be tax-free to those shareholders of Skaneateles Bancorp who hold their shares as a capital asset and that the transaction will be accounted for as a pooling of interests.

     PRO FORMA CONTRIBUTION ANALYSIS: Based on reported unaudited financial data for Skaneateles Bancorp and BSB Bancorp as of September 30, 1998 and as of December 31, 1998, the relative contributions of the parties to the pro forma BSB Bancorp on a pooling basis as of those dates would have been approximately as follows:

          PRO FORMA CONTRIBUTION TABLE

                                       AS OF SEPTEMBER 30, 1998                         AS OF DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------
     ITEM                                 BSB                  Skaneateles                  BSB           Skaneateles
------------------------------------------------------------------------------------------------------------------------
Assets                                   87.0%                    13.0%                    87.1%            12.9%
------------------------------------------------------------------------------------------------------------------------
Loans                                    86.1%                    13.9%                    86.4%            13.6%
------------------------------------------------------------------------------------------------------------------------
Deposits                                 86.6%                    13.4%                    86.2%            13.8%
------------------------------------------------------------------------------------------------------------------------
Equity                                   87.7%                    12.3%                    87.6%            12.4%
------------------------------------------------------------------------------------------------------------------------
Tangible Equity                          87.7%                    12.3%                    87.6%            12.4%
------------------------------------------------------------------------------------------------------------------------
 Pro-forma combined                      91.8%                     8.2%                    91.9%             8.1%
  earnings
------------------------------------------------------------------------------------------------------------------------
Ownership interests                      85.2%                    14.8%                    85.2%            14.8%
------------------------------------------------------------------------------------------------------------------------

     Based on adjusted fully converted shares and share equivalents outstanding for the two companies as of September 30, 1998 and as of December 31, 1998 and the negotiated fixed exchange ratio of 0.97 to 1, current Skaneateles Bancorp shareholders would have owned approximately the percentage amounts of the pro forma shares outstanding of BSB Bancorp indicated on the last line of the foregoing table under the columns captioned "Skaneateles."

     PROJECTED TRANSACTION VALUE: Based upon the fixed exchange ratio of 0.97 shares of BSB Bancorp common stock for each share of Skaneateles Bancorp common stock exchanged and the last trade value of BSB Bancorp common stock reported by NASDAQ on January 22, 1999 (the last trading day prior to the date on which the pending transaction was announced), which was $28.75, the theoretical market value of the anticipated transaction was approximately $43.8 million as of that date, based on an estimated 1,523,216 (including options and warrants) or 1,408,223 (excluding options and warrants) shares of BSB Bancorp common stock to be issued to Skaneateles Bancorp shareholders. On a per share basis this is equivalent to approximately $27.89 per share ($28.75 multiplied by 0.97). Given that the applicable exchange ratio in this case is fixed, the market value of the exchange will fluctuate as the market value of BSB Bancorp common stock fluctuates. Based on the last trade value for BSB Bancorp common stock reported by NASDAQ as of _____ __,1999 (the last trading day prior to the printing and mailing of this proxy statement/prospectus), which was $___, the theoretical market value of the anticipated transaction was $______ million as of such date, based on an updated estimate of ____________ (including options and warrants) or _____________ (excluding options and warrants) shares of BSB Bancorp common stock to be issued to Skaneateles Bancorp shareholders. Skaneateles Bancorp shareholders should take note of and understand that this value will continue to fluctuate as the value of a share of BSB Bancorp common stock fluctuates in the market.

     MULTIPLE OF HISTORICAL AND PROJECTED EARNINGS FOR SKANEATELES BANCORP COMMON STOCK: The cited theoretical per share value of $27.89 as of January 22, 1999 represents a multiple of 25.13 times Skaneateles Bancorp's reported diluted earnings per share for 1998 of $1.11, and is the equivalent of 22.83 times budgeted fully diluted stand-alone earnings per share for 1999 of $1.22.

     MULTIPLE OF STATED BOOK VALUE OF SKANEATELES BANCORP COMMON STOCK: The cited theoretical value of $27.89 represents a multiple of 2.15 times Skaneateles Bancorp's reported $12.96 book value per share as of September 30, 1998 and 2.12 times Skaneateles Bancorp's subsequently reported book value per share as of December 31, 1998, which was $13.17.

     MULTIPLE OF TANGIBLE BOOK VALUE OF SKANEATELES BANCORP COMMON STOCK: The cited theoretical value of $27.89 represents a multiple of 2.21 times Skaneateles Bancorp's reported $12.61 tangible book value per share as of September 30, 1998 and 2.16 times Skaneateles Bancorp's subsequently reported tangible book value per share of $12.81 as of December 31, 1998.

     PERCENTAGE OF MARKET VALUE OF SKANEATELES BANCORP COMMON STOCK: Based upon the theoretical values of $27.89 and $____ for the two cited valuation dates, the theoretical values represent 147% (a 47% premium) and ____% (a ____% premium) of the closing price for Skaneateles Bancorp common stock of $19.00 on January 22, 1999.

     SPECIFIC ACQUISITION ANALYSIS: MB&D employs a proprietary analytical model to examine hypothetical transactions involving banking companies. The model uses forecast earnings data, selected current period balance sheet and income statement data, current market and trading information and a number of assumptions as to interest rates for borrowed funds, the opportunity costs of funds, discount rates, dividend streams, effective tax rates and transaction structures (the alternative or combined uses of common equity, cash, debt or other securities, to fund a transaction). The model distinguishes between purchase and pooling accounting treatments and inquires into the likely economic feasibility of a hypothetical transaction at a given price level or specified exchange rate while employing a specified transaction structure. The model also permits evaluation of various levels of potential non-interest expense savings which might be achieved, along with various potential implementation time tables for such savings, as well as the possibility of revenue enhancement opportunities which may arise in a given hypothetical transaction.

     For the purposes of rendering its opinion with respect to this transaction, MB&D evaluated a fixed exchange ratio of 0.97 shares of common stock of BSB Bancorp in exchange for each share of Skaneateles Bancorp in a tax deferred transaction conditioned on the receipt of pooling accounting treatment. MB&D believes that the nominal earnings per share dilution on a pro forma basis (before consideration of cost savings or potential revenue enhancements and excluding non-recurring expenses) for BSB Bancorp would approximate 7.24% or $0.18 per share. MB&D's calculations suggest that this transaction would be dilutive (2.95%) to tangible book value per share on a pro forma basis to BSB Bancorp. The transaction would equate to a comparable deposit premium of 11.48% and would result in an increase of dividend payments to Skaneateles Bancorp shareholders (based on an annualization of the most recent regular quarterly dividend payment to shareholders by BSB Bancorp) of 246.43%. The pro forma entity would continue to be more than adequately capitalized with a ratio of tangible common equity to tangible assets in excess of 7.20% and an estimated tier one capital ratio in excess of 11.00%. MB&D believes that, in order for the transaction to become neutral to earnings per share from a dilution perspective, it would be necessary to achieve a reduction in pre-tax non-interest-expense of approximately $2.8 million, which represents 28.4% of Skaneateles Bancorp's $10.2 million of budgeted 1999 non-interest expenses. Because the estimation of incremental amounts of recurring cost savings and the exact timing of their realization is not possible for outside observers, MB&D does not attempt to forecast the future quarter in which the pending transaction will become either earnings neutral or accretive. Nevertheless, MB&D concludes that reductions in recurring non-interest expense in excess of $2.8 million should be feasible for the parties involved and that this transaction can be expected to become meaningfully accretive to pro forma earnings per share with the passage of time. MB&D anticipates that with a reasonably aggressive implementation of cost savings initiatives, this transaction will become accretive to earnings per share of BSB Bancorp in the year 2000.

     EARNINGS PASS-THROUGH ANALYSIS: Earnings pass-through analysis is based on a comparison of anticipated pro forma values to stand-alone values as of a given point in time. Skaneateles Bancorp budgeted fully diluted stand-alone earnings of $1.22 per share for 1999. MB&D calculates that with zero cost savings or revenue enhancements and factoring out non-recurring and transaction expenses, the pro forma earnings associated with 0.97 shares of BSB Bancorp common stock would represent a 81.28% increase over the earnings associated with one share of Skaneateles Bancorp, or approximately $2.21 per share. If it is assumed that exactly enough cost savings can be achieved to render the transaction earnings per share neutral, from a BSB Bancorp perspective, the pro forma earnings associated with 0.97 shares of BSB Bancorp would represent a 95.6% increase over the earnings associated with a single share of Skaneateles Bancorp, or approximately $2.46 per share. To the extent that more cost savings and/or revenue enhancements are achievable, such earnings pass-through enhancement could be greater. As stated above, MB&D believes that cost savings such that the transaction will be meaningfully accretive to BSB Bancorp's earnings per share are reasonably achievable.

     The primary conclusion of this analysis is that a Skaneateles Bancorp shareholder who exchanges his or her shares for BSB Bancorp common shares at the fixed exchange ratio of 0.97:1 will then hold a security which, MB&D believes, will generate more earnings per share per future period than the single share of Skaneateles Bancorp common stock exchanged. The implication is that as long as BSB Bancorp trades at a price to earnings ratio which is similar to the price to earnings ratio at which shares of Skaneateles Bancorp historically traded, or higher, the market value of the 0.97 shares of BSB Bancorp will exceed the market value of the Skaneateles Bancorp share exchanged.

     UPSTREAM ACQUISITION ANALYSIS: MB&D also completed an analysis of the relative capacity of other financial services entities doing business in New York to acquire Skaneateles Bancorp on economic terms equal to or better than those proposed by BSB Bancorp. MB&D further examined the theoretical ability of such entities to employ a transaction structure with similar tax and accounting implications as the structure proposed by BSB Bancorp, (i.e., a "tax-free" stock-for-stock exchange accounted for as a pooling of interests). This analysis was based solely on publicly available information concerning such other entities and no conversations were held with management or representatives of such entities. From a non-exhaustive universe of eleven entities (including BSB Bancorp) which, in MB&D's opinion, could theoretically have been interested in a possible acquisition of Skaneateles Bancorp, four entities deemed suitable for a variety of reasons were subjected to detailed analysis. In examining the four companies, the data employed was derived from publicly available information as of September 30, 1998 and consensus estimates for future period earnings per share obtained from Bloomberg Financial Markets (if available). A range of hypothetical transaction values, both above and below the expected nominal value for the potential transaction with BSB Bancorp, were assumed. Among the factors considered were:

 .  Pro forma earnings per share dilution.

 .  Pro forma tangible book value dilution.

 . A calculation of additional after-tax earnings necessary to render a given transaction earnings per share neutral to the acquiring entity.

 . A calculation of the equivalent pre-tax reduction in non-interest-expense which would be necessary to render a given transaction earnings per share neutral to the acquirer.

 . A value pass through analysis with respect to earnings, book value and pro forma dividends per share.

 . The likely impact on trading liquidity versus existing liquidity for Skaneateles Bancorp common stock.

     MB&D presented its findings to the Skaneateles Bancorp board of directors for consideration, and recommended that Skaneateles Bancorp approach three of the four institutions which were the subject of this analysis, including BSB Bancorp. All of the institutions that were contacted signed confidentiality agreements and were provided with due diligence materials. Each institution, including BSB Bancorp, was instructed to render a non-binding indication of interest. This process resulted in Skaneateles Bancorp's board receiving two indications of interest, including one from BSB Bancorp. Skaneateles Bancorp's board, after consulting with MB&D, determined that the BSB Bancorp indication was superior to the other indication received by Skaneateles Bancorp.

     DISCOUNTED CASH FLOW ANALYSIS: MB&D reviewed a discounted cash flow model which it prepared based on projections provided by the management of Skaneateles Bancorp. The model employed a projection of hypothetical point estimate earnings for Skaneateles Bancorp on an independent stand-alone basis for calendar years 1999 and 2000. A similar exercise was completed for BSB Bancorp for the same periods employing projections provided by BSB Bancorp. As part of each exercise, a hypothetical dividend payout ratio assumption, which depicted average annual payouts as a percentage of earnings, was used to project dividend streams that would be available to shareholders. MB&D employed a range of possible future market trading price/earnings ratios ranging from a minimum of 12 times earnings to a maximum of 18 times earnings in order to project possible future trading values for a share of either Skaneateles Bancorp common stock on an independent basis or an equivalent amount of BSB Bancorp common stock reflecting the negotiated exchange ratio. Given the model time horizon and a range of discount rates from 10% to 14%, these assumptions resulted in a range of present discounted values for a share of Skaneateles Bancorp common stock on an independent basis. Such values ranged from $16.74 to $26.54 and include consideration of the present discounted value of the projected stream of cash dividends that might be received by a shareholder during the cited period. The same exercise completed for BSB Bancorp generated a range of present discounted values (also using a range of discount rates from 10% to 14%) which ranged from $26.32 to $41.37. These values represent the discounted present values of the sum of the future possible trading values of the equivalent of one share of Skaneateles Bancorp common stock plus the discounted value of the stream of cash dividends that are projected to have been received between the present and the future valuation date at the end of 2000. The discount rates employed represent the sum of a factor of 5% for the time value of money and the remainder as a pure risk premium. In the event that there is no difference between the discounted cash flow analyses represented by two alternatives, one could be said to be financially indifferent between alternatives.

     The point of such a discounted cash flow exercise is not to make a precise estimate of where Skaneateles Bancorp or BSB Bancorp will be trading on a stand-alone basis at a precise point in the future. With the large number of variables involved, including many beyond the control of management, making such predictions with any degree of precision is well beyond the capability of the parties or MB&D. Rather, the point of the exercise is to test a hypothesis that the result of one given course of action is likely to be better over time than another. In MB&D's opinion, the results of the present discounted cash flow analysis provide comfort that the shareholders of Skaneateles Bancorp are likely to be better off as a result of completing the pending transaction with BSB Bancorp than they would likely be by remaining an independent financial institution.

     It is important to note that the discount factors employed embody both the concept of a time value of money and risk factors that reflect the uncertainty of the estimated cash flows and terminal price/earnings multiples. Use of higher discount rates would result in lower discounted present values. Conversely, use of lower discount rates would result in higher discounted present values. MB&D advised the Skaneateles Bancorp board of directors that although discounted cash flow analysis is a frequently used valuation methodology, it relies on numerous assumptions, including discount rates, terminal values, future earnings performance and asset growth rates, as well as dividend payout ratios. The accuracy of such assumptions for time periods more than one year in the future is necessarily questionable despite MB&D's best efforts. Consequently, present conclusions may demonstrate little resemblance to actual events.

     ANALYSIS OF OTHER COMPARABLE TRANSACTIONS: MB&D also prepared an analysis of comparable transactions. However, MB&D is reluctant to place emphasis on the analysis of comparable transactions as a valuation methodology due to what it considers to be inherent limitations of the application of the results to specific cases. MB&D believes that such analysis fails to adequately take into consideration such factors as:

 .    material differences in the underlying capitalization of the comparable institutions which are being acquired;

 .    differences in the historic earnings (or loss) patterns recorded by the compared institutions which can depict a very different trend than might be implied by examining only recent financial results;

 .    failure to exclude non-recurring profit or loss items from the last twelve months' earnings streams of target companies which can distort apparent earnings multiples;

 .    material differences in the form or forms of consideration used to complete the transaction;

 .    differences between the planned method of accounting for the completed transaction;

 .    such less accessible factors as the relative population, business and economic demographics of the acquired entities markets as compared or contrasted to such factors for the markets in which comparable companies are doing business.

     Of equal significance, the analysis of comparable transactions rarely seems to take into consideration the degree of facilities overlap between the acquirer's market and that of the target or the absence of such overlap and the resulting cost savings differentials between otherwise apparently comparable transactions. MB&D consequently believes that comparable analysis has serious inherent limitations and should not be relied upon to any material extent by members of management, the board of directors or shareholders in considering the presumed merits of a pending transaction.

     We nonetheless examined statistics associated with 27 transactions (excluding the subject transaction) involving thrift institutions located in New York State announced between January 1994 and January 1999. The table which follows permits a comparison of the mean and median values for four selected statistics arising from the evaluated transactions with the "comparable" statistics calculated for the transaction which is described in this proxy statement/prospectus.

     "Comparable" statistics as of the announcement date:

------------------------------------------------------------------------------------------------------------------------
Compared                  Comparable                 Announced               Announced                 Announced
statistics              deposit premium             transaction             transaction            transaction price/
                                                 price/stated book        price/tangible           trailing 12 months
                                                       value                 book value                 earnings
------------------------------------------------------------------------------------------------------------------------
Comparable mean              13.03%                   186.82%                  199.87%                  20.45X
------------------------------------------------------------------------------------------------------------------------
Comparable median             9.19%                   164.85%                  167.44%                  17.06X
------------------------------------------------------------------------------------------------------------------------
SKANEATELES/BSB              11.48%                   215.20%                  219.95%                  25.35X
------------------------------------------------------------------------------------------------------------------------

     Given the enumerated reservations concerning the problematic nature of such superficial comparisons, MB&D is willing to supply the information, but reluctant to draw conclusions based on such comparisons alone. MB&D is inclined to place more weight on the other methods of analysis summarized in this section than on comparable analysis regardless of whether or not the apparent comparisons appear to be in favor of, or not in favor of, a given pending transaction.

     COMPENSATION OF MB&D: Pursuant to a letter agreement with Skaneateles Bancorp dated December 17, 1998, MB&D will receive a fee equivalent to one percent (1%) of the market value of consideration to be received by Skaneateles Bancorp's shareholders (including in-the-money options). This fee will be divided into several payments, which correspond with the successful completion of specific events. MB&D was paid $25,000.00 upon execution of the above mentioned letter agreement of December 17, 1998. MB&D was paid $100,000.00 after the execution of the merger agreement for the pending transaction with BSB Bancorp and will be paid a further $75,000.00 upon issuance of its opinion to be included as an exhibit to this proxy statement/prospectus. Payment of the balance of the fee will be conditioned on the closing of the pending transaction.

     The fee which will be payable to MB&D can be affected by reference to the trading value of BSB Bancorp common stock and would increase if BSB Bancorp is trading at a value in excess of $28.75 and would decrease if BSB Bancorp is trading at a value which is less than $28.75.

     The fee payable to MB&D represents compensation for services rendered in connection with the analysis of the hypothetical transaction, support of the negotiations, and participation in the drafting of documentation, and for the rendering of the opinion. In addition, Skaneateles Bancorp has agreed to reimburse MB&D for its reasonable out-of-pocket expenses incurred in connection with the transaction. Skaneateles Bancorp also has agreed to indemnify MB&D and its directors, officers and employees against certain losses, claims, damages and liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws.

     MB&D has filed a written consent with the SEC relating to the inclusion of its fairness opinion and the reference to such opinion and to MB&D in the registration statement in which this proxy statement/prospectus is included. In giving such consent, MB&D did not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the SEC thereunder, nor did MB&D thereby admit that it is an expert with respect to any part of such Registration Statement within the meaning of the term "expert" as used in the Securities Act of 1933 or the rules and regulations of the SEC thereunder.

PURPOSE AND EFFECTS OF THE MERGER

     The purpose of the merger is to enable BSB Bancorp to acquire the assets and business of Skaneateles Bancorp. After the merger, Skaneateles Savings Bank's nine branch banking offices will remain open and will be operated as banking offices of BSB Bank.

STRUCTURE

     Skaneateles Bancorp will merge into BSB Bancorp, with BSB Bancorp being the surviving corporation. When the merger takes place, the issued and outstanding shares of Skaneateles Bancorp's common stock will be converted into the right to receive BSB Bancorp's common stock based on the exchange ratio. Skaneateles Bancorp shares held as treasury stock or held directly or indirectly by Skaneateles Bancorp, BSB Bancorp or any of their subsidiaries, other than trust account shares and shares related to a previously contracted debt, will be canceled. All shares of BSB Bancorp common stock that are owned by Skaneateles Bancorp or any of its subsidiaries (except trust account shares and shares related to a previously contracted debt) shall become treasury stock of BSB Bancorp.

     We expect that the merger will take place in the summer of 1999, or as soon as possible after we receive all required regulatory and shareholder approvals and all regulatory waiting periods expire.

EXCHANGE RATIO

     The merger agreement provides that at the effective time of the merger, except as discussed below, each outstanding share of Skaneateles Bancorp's common stock automatically will be converted into the equivalent of .970 shares of BSB Bancorp's common stock. Skaneateles Bancorp shares held as treasury stock and shares held directly or indirectly by Skaneateles Bancorp, BSB Bancorp or any of their subsidiaries, other than trust account shares and shares related to a previously contracted debt, will be canceled.

     Certificates for fractions of shares of BSB Bancorp's common stock will not be issued. Under the merger agreement, instead of a fractional share of BSB Bancorp's common stock, a Skaneateles Bancorp shareholder will be entitled to receive an amount of cash equal to (i) the fraction of a share of BSB Bancorp's common stock to which the shareholder would otherwise be entitled multiplied by
(ii) the average of the daily closing prices per share for BSB Bancorp's common stock for the 20 consecutive trading days on which shares of BSB Bancorp's common stock are actually traded as reported on the Nasdaq Stock Market's National Market Tier ending on the third trading day preceding the closing date of the merger. After the merger takes place, no holder of Skaneateles Bancorp's common stock will be entitled to any dividends or any other rights in respect of any fraction. In this document, the term "purchase price" refers to the shares of BSB Bancorp's common stock and any cash to be paid instead of a fraction of a share of BSB Bancorp's common stock payable to each holder of Skaneateles Bancorp's common stock.

     The conversion of Skaneateles Bancorp's common stock into shares of BSB Bancorp's common stock at the exchange ratio will occur automatically upon the merger. Pursuant to the merger agreement, after the effective time of the merger, BSB Bancorp will cause its exchange agent to pay the purchase price to each Skaneateles Bancorp shareholder who surrenders the appropriate documents to the exchange agent.

EXCHANGE OF SHARES

     BSB Bancorp will deposit with the exchange agent the certificates representing the shares of BSB Bancorp common stock to be issued to Skaneateles Bancorp shareholders in exchange for Skaneateles Bancorp's common stock, along with cash to be paid instead of fractional shares. As soon as practicable after the effective time of the merger, the exchange agent will mail a letter of transmittal and instructions for use in surrendering certificates to each shareholder who held Skaneateles Bancorp's common stock immediately before the effective time. Upon surrendering his certificate(s) representing shares of Skaneateles Bancorp's common stock, together with the signed letter of transmittal, the shareholder shall be entitled to receive promptly certificate(s) representing a number of shares of BSB Bancorp common stock determined in accordance with the Exchange Ratio and a check representing the amount of cash in lieu of fractional shares, if any. No dividends or distributions on BSB Bancorp's common stock will be paid to a Skaneateles Bancorp shareholder until the shareholder surrenders the certificate(s) representing his shares of Skaneateles Bancorp's common stock for exchange. No interest will be paid or accrued to Skaneateles Bancorp shareholders on the cash in lieu of fractional shares and unpaid dividends and distributions, if any.

     If any certificate representing shares of BSB Bancorp's common stock is to be issued in a name other than that in which the certificate for the shares surrendered in exchange is registered or if cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either (i) pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered or (ii) establish to the satisfaction of the exchange agent that the tax has been paid or is not payable. After the time that the merger takes place, there will be no transfers on Skaneateles Bancorp's stock transfer books of shares of Skaneateles Bancorp's common stock, and any shares of this kind that are presented to the exchange agent after the merger takes place will be canceled and exchanged for certificates for shares of BSB Bancorp's common stock.

     Any portion of the purchase price made available to the exchange agent that remains unclaimed by Skaneateles Bancorp shareholders for one year after the effective time of the merger will be returned to BSB Bancorp. Any Skaneateles Bancorp shareholder who has not exchanged shares of Skaneateles Bancorp's common stock for the purchase price in accordance with the merger agreement before that time may look only to BSB Bancorp for payment of the purchase price for these shares and any unpaid dividends or distributions after that time. Nonetheless, BSB Bancorp, Skaneateles Bancorp, the exchange agent or any other person will not be liable to any Skaneateles Bancorp shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     STOCK CERTIFICATES FOR SHARES OF SKANEATELES BANCORP'S COMMON STOCK SHOULD NOT BE RETURNED TO SKANEATELES BANCORP WITH THE ENCLOSED PROXY CARD. IF
       ---
THE MERGER TAKES PLACE, YOU WILL RECEIVE INSTRUCTIONS ON HOW TO EXCHANGE YOUR SKANEATELES BANCORP CERTIFICATES FOR BSB BANCORP CERTIFICATES.

OPTIONS AND WARRANTS

     As of March 31, 1999, there were outstanding options and warrants to purchase 118,550 shares of Skaneateles Bancorp's common stock at an average exercise price of $10.77 per share. Under the merger agreement, each Skaneateles Bancorp option and warrant that is outstanding and unexercised immediately prior to the effective time of the merger automatically will be converted into an option or warrant to purchase shares of BSB Bancorp's common stock, with adjustment in the number of shares and exercise price to reflect the exchange ratio. The adjustment will be made in a manner consistent with Section 424(a) of the Internal Revenue Code of 1986. The duration and other terms of the Skaneateles Bancorp options and warrants will otherwise be unchanged except that reference to Skaneateles Bancorp and related terms shall be deemed to be references to BSB Bancorp.

REGULATORY APPROVALS

     For the merger of BSB Bancorp and Skaneateles Bancorp and the merger of BSB Bank and Skaneateles Savings Bank to take place, we must receive approvals of the FDIC and the Superintendent of Banks and the Banking Board of New York State, and the approval or waiver of the Board of Governors of the Federal Reserve System. In this section, we refer to these approvals as the required regulatory approvals. BSB Bancorp and Skaneateles Bancorp have agreed to use their best efforts to obtain the required regulatory approvals.

     BSB Bank will file with the FDIC an application for approval of the merger of BSB Bank and Skaneateles Savings Bank. We refer to that merger in this section as the "bank merger." The bank merger is subject to the approval of the FDIC under the federal Bank Merger Act and related FDIC regulations. The FDIC will consider several factors when reviewing the bank merger, including the competitive effects of the transaction, the managerial and financial resources and future prospects of the existing and resulting institutions, and the effect of the transaction on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, referred to in this section as the CRA, also requires that the FDIC, in deciding whether to approve the bank merger, assess the records of performance of BSB Bank and Skaneateles Savings Bank in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. BSB Bank and Skaneateles Savings Bank each currently have a satisfactory CRA rating from the FDIC. The FDIC regulations provide for publication of notice and an opportunity for public comment on the bank merger application, and authorize the FDIC to hold an informal meeting or grant a request for a hearing on an application if the FDIC determines that such a meeting or hearing is warranted. The regulations provide that the FDIC generally will grant a hearing request only if it determines that written submissions would be insufficient or that a hearing otherwise would be in the public interest. As part of the review process, it is not unusual for the FDIC to receive protests and adverse comments from community groups and others. The receipt by the FDIC of comments on the application, or a decision to hold a meeting or hearing, could prolong the period during which the bank merger is subject to review by the FDIC. As of the date of this proxy statement/prospectus, BSB Bancorp is not aware of any protests, adverse comments or requests for a meeting or hearing filed with the FDIC concerning the bank merger. The bank merger may not take place for a period of 15 to 30 days following FDIC approval, during which time the Department of Justice has authority to challenge the bank merger on antitrust grounds. The precise length of the period will be determined by the FDIC in consultation with the Department of Justice. The commencement of an antitrust action would stay the effectiveness of any approval granted by the FDIC unless a court specifically orders otherwise. If the Department of Justice does not start a legal action during the waiting period, it may not challenge the transaction afterward, except in an action under Section 2 of the Sherman Antitrust Act.

     Applications also will be filed with the New York State Banking Department in connection with the bank merger and with BSB Bancorp's merger with Skaneateles Bancorp. In reviewing these applications, the New York Superintendent and the Banking Board will review and consider, among other things, the competitive effects of the transactions, the managerial and financial resources of the resulting institutions, and the public interest and the needs and convenience of the public. The New York Superintendent and the Banking Board also will review the records of BSB Bank and Skaneateles Savings Bank under the CRA.

     BSB Bancorp also will request from the Board of Governors of the Federal Reserve System a waiver of any application filing requirement under the Bank Holding Company Act of 1956 that would otherwise apply to the merger.

     BSB Bancorp and Skaneateles Bancorp are not aware of any other material governmental approvals that are required for the merger and the bank merger to take place that are not described above. If any other approval or action is required, we presently expect that we would seek the approval or take the necessary action.

     THE MERGER AND THE BANK MERGER CANNOT TAKE PLACE WITHOUT THE REQUIRED REGULATORY APPROVALS, WHICH WE HAVE NOT RECEIVED YET. THERE IS NO ASSURANCE THAT WE WILL RECEIVE THESE APPROVALS, AND IF WE DO, WHEN WE WILL RECEIVE THEM. ALSO, THERE IS NO

ASSURANCE THAT THE DEPARTMENT OF JUSTICE WILL NOT CHALLENGE THE MERGER, OR, IF A CHALLENGE IS MADE, WHAT THE RESULT OF A CHALLENGE WOULD BE.

CONDITIONS TO THE MERGER

     Under the merger agreement, BSB Bancorp and Skaneateles Bancorp are not required to complete the merger unless the following conditions are satisfied:
(i) the merger agreement, including the certificate of merger, and the merger are approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Skaneateles Bancorp's common stock entitled to vote at the shareholder meeting; (ii) the BSB Bancorp common stock to be issued in the merger (including stock which may be issued upon the exercise of stock options and warrants) is authorized for quotation on the Nasdaq Stock Market National Market System (or such other exchange on which the stock may become listed);
(iii) all required regulatory approvals are obtained and remain in full force and effect, all statutory waiting periods related to these approvals expire, and none of the regulatory approvals or statutory waiting periods impose non-customary conditions that BSB Bancorp reasonably considers to be burdensome or which alters the benefits for which BSB Bancorp bargained in the merger agreement; (iv) the registration statement filed with the SEC is effective and is not subject to a stop order or any threatened stop order; (v) no order, injunction or decree preventing the merger from taking place is in effect and the completion of the merger continues to be legal; (vi) BSB Bancorp and Skaneateles Bancorp receive a favorable tax opinion from BSB Bancorp's counsel which is reasonably satisfactory to BSB Bancorp; and (vii) BSB Bancorp receives written letters of PricewaterhouseCoopers LLP, BSB Bancorp's independent public accountant, and KPMG LLP, Skaneateles Bancorp's independent public accountant, advising that, as of the effective time, the merger will be accounted for as a pooling of interests.

     BSB Bancorp is not required to complete the merger unless the following additional conditions are satisfied or waived: (i) the representations and warranties of Skaneateles Bancorp contained in the merger agreement are true and correct as of the date of the merger agreement and as of the closing date of the merger, except where the failure to be true and correct would not have a material adverse effect on Skaneateles Bancorp; (ii) Skaneateles Bancorp performs in all material respects all covenants and agreements contained in the merger agreement to be performed by Skaneateles Bancorp by the closing date of the merger; (iii) Skaneateles Bancorp and Skaneateles Savings Bank obtain the consents, approvals or waivers of other persons that are required to permit BSB Bancorp and BSB Bank to succeed to any obligations, rights or interests of Skaneateles Bancorp and Skaneateles Savings Bank respectively under any agreement, except where the failure to obtain consents, approvals or waivers would not have a material adverse effect on the surviving corporation or the surviving bank; (iv) no proceeding initiated by any governmental entity seeking an injunction preventing the merger from taking place is pending; (v) no changes, other than changes contemplated by the merger agreement, in the business, operations, condition, assets or liabilities of Skaneateles Bancorp or any of its subsidiaries occur that have or would have a material adverse effect on Skaneateles Bancorp; (vi) BSB Bancorp receives the opinion of the counsel to Skaneateles Bancorp as to such matters as BSB Bancorp reasonably requests; and
(vii) BSB Bancorp receives comfort letters of Skaneateles Bancorp's independent public accountants with respect to Skaneateles Bancorp's financial data.

     Skaneateles Bancorp is not required to complete the merger unless the following additional conditions are satisfied or waived: (i) the representations and warranties of BSB Bancorp contained in the merger agreement are true and correct as of the date of the merger agreement and as of the closing date of the merger, except where the failure to be true and correct would not have a material adverse effect on BSB Bancorp; (ii) BSB Bancorp performs in all material respects all covenants and agreements contained in the merger agreement required to be performed by it by the closing date of the merger; (iii) BSB Bancorp and BSB Bank obtain the consents, approvals or waivers of other persons that are required in connection with the merger agreement under any agreement to which BSB Bancorp or BSB Bank is a party or is otherwise bound; (iv) no proceeding initiated by any governmental entity seeking an injunction preventing the merger from taking place is pending; (v) Skaneateles Bancorp receives a legal opinion from BSB Bancorp's counsel as to the authorization, validity, and non-accessibility of the BSB Bancorp common stock to be issued pursuant to the merger agreement; and
(vi) no changes, other than changes contemplated by the merger agreement in the business, operations, condition, assets or liabilities of BSB Bancorp or any of its subsidiaries occur that have or would have a material adverse effect on BSB Bancorp.

CONDUCT OF BUSINESS PENDING THE MERGER

     The merger agreement contains various restrictions on the operations of Skaneateles Bancorp (including Skaneateles Savings Bank and any other Skaneateles Bancorp subsidiary) prior to the effective time of the merger. Except as permitted by the merger agreement and related agreements, or with the prior consent of BSB Bancorp, the merger agreement obligates Skaneateles Bancorp to continue to carry on its businesses in the ordinary course consistent with past practices and with prudent banking practices, with specific limitations on the lending activities and other operations of Skaneateles Bancorp. The merger agreement prohibits Skaneateles Bancorp from declaring any dividends or other distributions on its capital stock other than regular quarterly cash dividends on Skaneateles Bancorp's common stock (with certain monetary limitations). Skaneateles Bancorp may not split, combine or reclassify any shares of its capital stock nor issue or authorize or propose the issuance of any securities, other than the issuance of additional shares of Skaneateles Bancorp's common stock upon the exercise or fulfillment of rights or options issued or existing under Skaneateles Bancorp's stock option and warrant plans in accordance with their present terms or the option for shares of Skaneateles Bancorp's common stock held by BSB Bancorp pursuant to the Option Agreement and the issuance of 10% Cumulative Preferred Stock in accordance with the subscriptions accepted by Skaneateles Savings Bank's real estate investment trust subsidiary. Also, under the terms of the merger agreement, Skaneateles Bancorp may not amend its certificate of incorporation or bylaws, or change its methods of accounting in effect at December 31, 1997, except as required by changes in regulatory or generally accepted accounting principles. The merger agreement also restricts Skaneateles Bancorp from increasing employee or director compensation or paying any benefit not required under a current plan or agreement or any bonuses.

THIRD PARTY PROPOSALS

     Under the merger agreement, Skaneateles Bancorp may enter into discussions or negotiations or provide information in connection with a possible acquisition transaction only if the Skaneateles Bancorp board of directors, relying upon a written opinion of counsel, reasonably determines in the exercise of its fiduciary duty that such discussions or negotiations must be commenced or such information must be furnished. Skaneateles Bancorp may not, however, authorize or permit any of its officers, directors, employees or agents to, directly or indirectly, solicit, initiate or encourage any inquiries relating to or make any proposal concerning an acquisition transaction. If the merger agreement is terminated by BSB Bancorp by reason of Skaneateles Bancorp having agreed to enter into an acquisition transaction with a third party, Skaneateles Bancorp shall pay all documented, reasonable costs and expenses up to $250,000 incurred by BSB Bancorp in connection with the merger agreement and the transactions contemplated in the merger agreement. As used in this paragraph, the term "acquisition transaction" means any offer, proposal or expression of interest relating to a tender or exchange offer, a merger, consolidation or other business combination involving Skaneateles Bancorp or any of its subsidiaries, or the acquisition of a substantial equity interest in, or a substantial portion of the assets out of the ordinary course of business of, Skaneateles Bancorp or Skaneateles Savings Bank (other than the transactions contemplated or permitted by the merger agreement and related agreements).

EXPENSES

     The merger agreement generally provides for BSB Bancorp and Skaneateles Bancorp to pay their own expenses relating to the merger agreement, with BSB Bancorp paying the filing and other fees paid to the SEC and the Superintendent of Banks and the Banking Board of New York State. However, if the merger agreement is terminated by BSB Bancorp or Skaneateles Bancorp as a result of a material breach by the other party of a representation, warranty, covenant or other agreement contained in the merger agreement, then the non-terminating party must pay all documented, reasonable costs and expenses of the terminating party up to $250,000. Also, if the merger agreement is terminated by BSB Bancorp because either the Skaneateles Bancorp shareholders fail to approve the merger or Skaneateles Bancorp agrees to enter into an acquisition transaction (other than as contemplated by the merger agreement), then Skaneateles Bancorp must pay all documented, reasonable costs and expenses of BSB Bancorp up to $250,000.

REPRESENTATIONS AND WARRANTIES

     In the merger agreement, Skaneateles Bancorp made representations and warranties to BSB Bancorp. The material representations and warranties of Skaneateles Bancorp are the following: (i) the organization and good standing of Skaneateles Bancorp and Skaneateles Savings Bank; (ii) insurance of Skaneateles Savings Bank's deposit accounts by the FDIC; (iii) capitalization and subsidiaries; (iv) corporate power and authority; (v) the execution and delivery of the merger agreement, the bank merger agreement and the option agreement;
(vi) consents and approvals required for the agreements and the merger; (vii) loan portfolio and reports; (viii) financial statements, exchange act filings and books and records; (ix) broker's fees; (x) absence of any material adverse change in Skaneateles Bancorp; (xi) legal proceedings; (xii) tax matters; (xiii) employee benefit plans; (xiv) particular types of contracts; (xv) regulatory matters; (xvi) state takeover laws and articles of incorporation takeover provisions; (xvii) environmental matters; (xviii) loss reserves; (xix) properties and assets; (xx) insurance matters; (xxi) compliance with applicable laws; (xxii) loan information; (xxiii) affiliates and the stockholder agreement;
(xxiv) ownership of BSB Bancorp's common stock; (xxv) receipt of the fairness opinion of McConnell, Budd & Downes, Inc.; (xxvi) the status of the Skaneateles Bancorp dividend reinvestment and employee stock purchase plans; (xvii) accounting matters; and (xviii) accuracy of information.

     In the merger agreement, BSB Bancorp made representations and warranties to Skaneateles Bancorp. The material representations and warranties of BSB Bancorp are the following: (i) the organization and good standing of BSB Bancorp and the chartering of BSB Bank; (ii) capitalization; (iii) corporate power and authority; (iv) the execution and delivery of the merger agreement, the bank merger agreement and the option agreement; (v) regulatory consents and approvals required for the agreements and the merger; (vi) financial statements, exchange act filings and books and records; (vii) agreements with regulatory agencies;
(viii) legal proceedings; (ix) compliance with applicable laws; (x) accounting matters; (xi) ownership of Skaneateles Bancorp common stock; and (xii) insurance of deposits.

TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT

     The merger agreement may be terminated by BSB Bancorp or Skaneateles Bancorp as long as the terminating party is not in violation of the merger agreement as summarized below:

          .   by mutual written consent of BSB Bancorp and Skaneateles Bancorp;

          . by BSB Bancorp or Skaneateles Bancorp if (i) 30 days pass after any required regulatory approval is denied or regulatory application is withdrawn at a regulator's request unless action is taken during the 30 day period for a rehearing or to file an amended application; (ii) the merger has not taken place on or before December 31, 1999; or
              (iii) Skaneateles Bancorp's shareholders do not approve the merger agreement;

          . by either BSB Bancorp or Skaneateles Bancorp, if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by Skaneateles Bancorp, if the breach or breaches would have a material adverse effect on Skaneateles Bancorp and the breach is not cured within 30 days after receiving notice of the breach;

          . by either BSB Bancorp or Skaneateles Bancorp, if there is a breach of any representation, warranty, covenant or agreement in the merger agreement by BSB Bancorp, if the breach or breaches would have a material adverse effect on BSB Bancorp and the breach is not cured within 30 days after receiving notice of the breach; or

          .   by BSB Bancorp, if Skaneateles Bancorp or its board of directors
              (i) fails to hold the shareholder meeting on a timely basis; (ii) fails to recommend to Skaneateles Bancorp's shareholders approval of the merger agreement and the merger; (iii) fails to oppose any third party proposal that is inconsistent with the merger agreement; or (iv) violates the merger agreement's restriction on inquiries, discussions, negotiations and providing information to third parties regarding acquisition transactions.

     Skaneateles Bancorp may also terminate the merger agreement if (either before or after its approval by the shareholders of Skaneateles Bancorp) both
(i) its Board of Directors so determines by a vote of at least two-thirds of the members of its entire Board, at any time during the ten-day period commencing with the Determination Date (defined below), and (ii) the BSB Bancorp Common Stock Average Price (defined below) on the Determination Date (defined below) shall be less than the lesser of $23.00, or $23.50 multiplied by the Index Ratio (defined below).

     If Skaneateles Bancorp elects to exercise the termination right discussed above, it shall give prompt written notice to BSB Bancorp (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period). During the seven-day period commencing with its receipt of such notice, BSB Bancorp shall have the option of increasing the consideration to be received by the holders of Skaneateles Bancorp Common Stock hereunder by increasing the exchange ratio to equal the lesser of (i) a number (rounded to four decimals) equal to a quotient, the numerator of which is $28.75 multiplied by the exchange ratio (as then in effect) and the denominator of which is the BSB Bancorp Common Stock Average Price (defined below), and (ii) a number equal to a quotient, the numerator of which is the Index Ratio, multiplied by 28.75 and the denominator of which is the BSB Bancorp Average Stock Price (defined below). If BSB Bancorp makes an election contemplated by the preceding sentence, within such seven-day period, it shall give prompt written notice to Skaneateles Bancorp of such election and the revised exchange ratio, whereupon no termination shall have occurred and the merger agreement shall remain in effect in accordance with its terms (except as the exchange ratio shall have been so modified), and any references to "exchange ratio" shall thereafter be deemed to refer to the exchange ratio as adjusted.

     The following terms have the meanings indicated:

          "BSB Bancorp Common Stock Average Price" means the average of the daily closing sales prices of BSB Bancorp Common Stock as reported on the Nasdaq Stock Market's National Market Tier for the 20 consecutive full trading days ending at the close of trading on the Determination Date.

          "Determination Date" means the date on which the approval of the FDIC required for consummation of the merger shall be received or, if no FDIC approval is required, then the date of the last federal or state bank regulatory approval required of BSB Bancorp is received.

          "Index Price" on a given date means the sum of the weighted average closing sales prices on such date of the companies comprising the Index Group (as defined below) for the 15 trading days ending on such date. If any company belonging to the Index Group or BSB Bancorp declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of share or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or BSB Bancorp will be appropriately adjusted for use in the Index.

          "Starting Date" means the first Nasdaq Stock Market trading day preceding the date of the merger agreement.

          "Index Ratio" means the number obtained by dividing the Index Price at the close of business on the Determination Date by the Index Price at close of business on the Starting Date.

          "Index Group" refers to 18 bank holding companies selected by BSB Bancorp and Skaneateles as a peer group, the common stock of all of which will be publicly traded and as to which there will not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquirer's market capitalization as of the Starting Date. In the event that the common stock of any such company ceases to be publicly traded or such an announcement is made, such company will be removed from the Index Group, and the weights (which were determined based on the number of outstanding shares of common stock) redistributed proportionately for the purposes of determining the Index Price.

     The merger agreement also permits, subject to applicable law, the boards of directors of BSB Bancorp and Skaneateles Bancorp to: (i) amend the merger agreement except as provided below; (ii) extend the time for performance of any of the obligations or other acts of the other party; (iii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered under the merger agreement; or (iv) waive compliance with any of the agreements or conditions contained in the merger agreement. After approval of the merger agreement by Skaneateles Bancorp's shareholders, no amendment of the merger agreement may be made without further shareholder approval if the amendment would reduce the amount or change the form of the consideration to be delivered to Skaneateles Bancorp's shareholders under the merger agreement.

FEDERAL INCOME TAX CONSEQUENCES

     The following summary discusses the material federal income tax consequences of the merger. The summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Code, applicable U.S. Treasury regulations under the Code, administrative rulings and judicial authority, all as of the date of this proxy statement/prospectus. All of the foregoing authorities are subject to change, and any change could affect the continuing validity of this summary. The summary assumes that the holders of shares of Skaneateles Bancorp common stock hold their shares as a capital asset. The summary does not address the tax consequences that may be applicable to particular Skaneateles Bancorp shareholders in light of their individual circumstances or to Skaneateles Bancorp shareholders who are subject to special tax rules, like tax-exempt organizations, dealers in securities, financial institutions, insurance companies, non-United States persons, shareholders who acquired shares of Skaneateles Bancorp common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan and shareholders who hold shares of Skaneateles Bancorp common stock as part of a straddle, hedge, or conversion transaction. This summary also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction.

     One of the conditions for the merger to take place is that BSB Bancorp and Skaneateles Bancorp must receive an opinion from Hogan & Hartson L.L.P., BSB Bancorp's special counsel, that the merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code. The opinion must be reasonably satisfactory to BSB Bancorp. The opinion of Hogan & Hartson L.L.P. will be based on the Code, the U.S. Treasury regulations promulgated under the Code and related administrative interpretations and judicial decisions, all as in effect as of the effective time of the merger, on the assumption that the merger takes place as described in the merger agreement, and on representations to be provided to Hogan & Hartson L.L.P. by BSB Bancorp and Skaneateles Bancorp that relate to the satisfaction of specific requirements to a reorganization within the meaning of
Section 368(a) of the Code, including limitations on repurchases by BSB Bancorp of shares of BSB Bancorp common stock to be issued upon the merger. Unlike a ruling from the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the opinion or that these positions will be upheld by the courts if challenged by the Internal Revenue Service. If this opinion is not received, or if the material tax consequences described in the opinion materially differ from the consequences stated below, the merger will not occur unless Skaneateles Bancorp resolicits its shareholders.

     If, as concluded in the opinion of counsel, the merger qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code, then:

          (1) Except as discussed in (4) below regarding cash received instead of a fractional share of BSB Bancorp common stock, a Skaneateles Bancorp shareholder will recognize no gain or loss upon the exchange of Skaneateles Bancorp common stock for BSB Bancorp common stock in the merger.

          (2) The tax basis of BSB Bancorp common stock received by a Skaneateles Bancorp shareholder in the merger will be the same as the shareholder's aggregate tax basis in Skaneateles Bancorp common stock surrendered in exchange therefor.

          (3) The holding period of BSB Bancorp common stock received by a Skaneateles Bancorp shareholder in the merger will include the holding period of Skaneateles Bancorp common stock surrendered in exchange therefor, assuming Skaneateles Bancorp common stock was held as a capital asset.

          (4) The receipt by a Skaneateles Bancorp shareholder of cash instead of fractional shares of BSB Bancorp common stock will be treated as if the fractional shares were distributed as part of the merger and then were redeemed by BSB Bancorp. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed, subject to the conditions and limitations of Section 302(a) of the Code.

          (5) Neither BSB Bancorp nor Skaneateles Bancorp will recognize any gain or loss as a result of the merger.

     The shareholders of Skaneateles Bancorp are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

     As described above in the section titled "-- Options," holders of options to purchase Skaneateles Bancorp common stock that are outstanding at the effective time of the merger will have their Skaneateles Bancorp options converted into options to purchase shares of BSB Bancorp common stock. The assumption of the options by BSB Bancorp should not be a taxable event and former holders of Skaneateles Bancorp options who hold options to purchase BSB Bancorp common stock after the merger should be subject to the same federal income tax treatment upon exercise of those options as would have applied if they had exercised their Skaneateles Bancorp options.

     Holders of Skaneateles Bancorp options are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, available elections, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

ACCOUNTING TREATMENT

     It is a condition precedent to BSB Bancorp's and Skaneateles Bancorp's obligations to consummate the merger that BSB Bancorp receives written letters of PricewaterhouseCoopers LLP, BSB Bancorp's independent public accountant, and KPMG LLP, Skaneateles Bancorp's independent public accountant, advising that, as of the effective time, the merger will be accounted for as a pooling of interests. See "--Conditions to the Merger." Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of BSB Bancorp and Skaneateles Bancorp will be combined and carried forward at their historically recorded amounts.

RESALES OF BSB BANCORP'S COMMON STOCK RECEIVED IN THE MERGER

     BSB Bancorp is registering the sale of the shares of its common stock to be issued in the merger under the Securities Act of 1933. The shares will be freely transferable under the Securities Act, except for shares received by Skaneateles Bancorp shareholders who are deemed to be affiliates of Skaneateles Bancorp before the merger or affiliates of BSB Bancorp. These affiliates may only resell their shares pursuant to an effective registration statement under the Securities Act covering the shares, in compliance with Securities Act Rule 145 or under another exemption from the Securities Act's registration requirements. This proxy statement/prospectus does not cover any resales of BSB Bancorp's common stock by BSB Bancorp or Skaneateles Bancorp affiliates. Affiliates will generally include individuals or entities who control, are controlled by or are under common control with Skaneateles Bancorp or BSB Bancorp, and may include officers or directors, as well as principal shareholders of Skaneateles Bancorp or BSB Bancorp.

ABSENCE OF DISSENTERS' RIGHTS

     Under the Delaware General Corporation Law, holders of Skaneateles Bancorp common stock are not entitled to assert dissenters' rights in the merger.

ARRANGEMENTS WITH AND PAYMENTS TO SKANEATELES BANCORP DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

     BSB Bancorp has agreed to honor existing written deferred compensation, employment, change of control and severance contracts with directors and employees of Skaneateles Bancorp and Skaneateles Savings Bank to the extent that these contracts do not provide for any payments that are not deductible or that constitute parachute payments under the Internal Revenue Code of 1986, as amended, referred to in this section as the Code. The non-employee directors of Skaneateles Savings Bank serving immediately prior to the effective time of the merger will be invited to serve on an advisory board to BSB Bank after the merger for a period of at least twelve months. These advisory directors each will be paid an annual retainer for their service of $2,000 per year.

     Skaneateles Savings Bank has entered into agreements with five executives providing for payments following a termination of employment or specified other events, after a change in control occurs. The five executives who are covered by these agreements are Skaneateles Savings Bank's Chairman, President and Chief Executive Officer, John P. Driscoll, its Executive Vice President and Secretary,
J. David Hammond, its Vice President and Chief Financial Officer, J. Daniel Mohr, its Vice President, Karen E. Lockwood and its Vice President, William J. Welch.

     Under the agreement with Mr. Driscoll dated January 1, 1998, in the event of a change of control Mr. Driscoll has the option of voluntary termination, in which event Skaneateles Savings Bank would be obligated to pay to him (i) his full base salary, bonus and benefits as were in effect immediately preceding the change in control until the earlier of: (a) a three-year period, or (b) he reaches the age of 65, and (ii) lump sum payments in respect of the annuity and the supplemental benefit for his account, such payments to be in amounts equal to the respective present values of annual installments of $10,345 (calculated on an after-tax basis using his effective tax rate for the prior year) and $14,200 each for the number of years (including partial years) from the date of the change of control until he reaches age 63. Mr. Driscoll has entered into an employment agreement with BSB Bancorp and BSB Bank pursuant to which he will be employed by BSB Bancorp and BSB Bank as Executive Vice President from the effective time of the merger through December 31, 2001, and his term of employment may be extended if mutually agreed to by the parties. Under the employment agreement, Mr. Driscoll's annual salary will be $147,660, and he will be reimbursed for certain expenses, including membership dues for three country clubs and the use of a car. Mr. Driscoll will be eligible to participate in all benefit plans generally available to executive employees of BSB Bancorp and BSB Bank. Also, Mr. Driscoll will be entitled to the payments and benefits that he would receive under his agreement with Skaneateles Savings Bank if he were to exercise his option of voluntary termination in the event of a change of control, which equal a total of $435,089, as well as any vested retirement benefits payable to him under any benefit plan sponsored by or agreement with Skaneateles Bancorp or Skaneateles Savings Bank. During his term of employment, if Mr. Driscoll terminates his employment with "good reason" or he is terminated without "cause" (as these terms are defined in the agreement), then he is entitled to receive his full salary for the remainder of his term unless he leaves during the first twelve months of his term, in which case, his salary will be reduced by the amount of his earned income (as defined by Section 911(d)(2)(A) of the Internal Revenue Code of 1986) from other sources during the period that he receives his salary from BSB Bancorp and BSB Bank.

     Under the agreements with J. David Hammond, Karen E. Lockwood, J. Daniel Mohr and William J. Welch, all dated March 25, 1998, in the event that the employees are terminated pursuant to a change of control, then the successor bank shall be obligated to pay and continue the employee's full salary, bonus and benefits as were in effect immediately preceding the change of control, for a specified period. The specified period in Mr. Hammond's agreement is twenty-four months and in the agreements of Ms. Lockwood, Mr. Mohr and Mr. Welch is eighteen months.

     The merger of Skaneateles Savings Bank and BSB Bank will constitute a change in control for purposes of the agreements described above.

INDEMNIFICATION

     In the merger agreement, BSB Bancorp agrees to indemnify, defend and hold harmless each person who is, has been, or before the effective time of the merger becomes, a director, officer or employee of Skaneateles Bancorp to the fullest extent permitted under applicable law and BSB Bancorp's restated certificate of incorporation and bylaws (or Skaneateles Bancorp's restated certificate of incorporation and by-laws, if before the effective time of the merger) or the federal stock charter and by-laws of BSB Bank, with respect to any claims made against the person because he or she is or was a director, officer or employee of Skaneateles Bancorp or in connection with the merger agreement. BSB Bancorp also agreed to use commercially reasonable efforts to cover the officers and directors of Skaneateles Bancorp under a directors' and officers' liability insurance policy of substantially the same coverage and amounts than Skaneateles Bancorp's current policy for a period not less than one year.

OPTION AGREEMENT

     As a condition of and inducement to BSB Bancorp's entering into the merger agreement, BSB Bancorp and Skaneateles Bancorp entered into the option agreement immediately after the execution of the merger agreement. Pursuant to the option agreement, Skaneateles Bancorp granted BSB Bancorp an option, referred to in this section as the "Skaneateles Bancorp option," which entitles BSB Bancorp to purchase, subject to the terms of the option agreement, up to 290,142 fully paid and nonassessable shares of Skaneateles Bancorp's common stock, or approximately 19.99% of the shares of Skaneateles Bancorp's common stock then outstanding, under the circumstances described below, at a price per share of $15.00, which price is subject to adjustment. The Skaneateles Bancorp option is intended to discourage the making of alternative acquisition-related proposals and, under specified circumstances, to significantly increase the cost to a potential third party of acquiring Skaneateles Bancorp compared to its cost had Skaneateles Bancorp not entered into the option agreement. Therefore, the Skaneateles Bancorp option is likely to discourage third parties from proposing a competing offer to acquire Skaneateles Bancorp even if the offer involves a higher price per share for Skaneateles Bancorp's common stock than the per share consideration to be paid pursuant to the merger agreement.

     The following brief summary of the option agreement is qualified in its entirety by reference to the option agreement. A copy of the option agreement, as well as the other documents described in this proxy statement/prospectus, will be provided to you by U.S. mail without charge if you call or write to Larry Denniston, Investor Relations of BSB Bancorp, Inc., 58-68 Exchange Street, Binghamton, New York 13902, telephone (607) 779-2406.

     Subject to applicable law and regulatory restrictions, BSB Bancorp may exercise the Skaneateles Bancorp option, in whole or in part, following the occurrence of a purchase event as defined below, provided that the Skaneateles Bancorp option is not terminated first upon the occurrence of an exercise termination event, as defined below. "Purchase event" means, in substance, either (a) the acquisition by any third party of beneficial ownership of 25% or more of the outstanding Skaneateles Bancorp common stock, or (b) the termination of the merger agreement by BSB Bancorp because of breach by Skaneateles Bancorp, failure to take necessary action by the board of directors of Skaneateles Bancorp, or notification by Skaneateles Bancorp that it has agreed to an acquisition transaction with a third party.

     For purposes of the option agreement, the term "acquisition transaction" means (i) a merger, consolidation or other business combination involving Skaneateles Bancorp, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of Skaneateles Bancorp, or (iii) a purchase or other acquisition, including through merger, consolidation, share exchange or otherwise, of beneficial ownership of securities representing 10% or more of the voting power of Skaneateles Bancorp.

     The option agreement defines an "exercise termination event" to mean the earliest to occur of the following events: (i) the time immediately prior to the effective time of the merger; (ii) 12 months after the first occurrence of a purchase event; (iii) 12 months after the termination of the merger agreement following the occurrence of a preliminary purchase event as defined below, unless clause (vii) of this paragraph is applicable; (iv) upon the termination of the merger agreement, prior to the occurrence of a purchase event or preliminary purchase event, (A) by both parties, if the merger agreement is terminated by mutual written consent; (B) by either BSB Bancorp or Skaneateles Bancorp, if the merger agreement has been terminated as a result of regulatory denial or requested withdrawal of a regulatory application, or if the merger has not occurred by December 31, 1999; or (C) by Skaneateles Bancorp, if the merger agreement is terminated as a result of a material breach of any representation, warranty, covenant or other agreement by BSB Bancorp or the stockholders of Skaneateles Bancorp fail to approve the merger agreement; (v) 12 months after the termination of the merger agreement, if the Skaneateles Bancorp shareholders have failed to approve the merger agreement; (vi) 12 months after the termination of the merger agreement by BSB Bancorp as a result of a material breach of any representation, warranty, covenant or other agreement by Skaneateles Bancorp, if the breach was not willful or intentional by Skaneateles Bancorp; or (vii) 24 months after the termination of the merger agreement by BSB Bancorp as a result of a willful or intentional material breach of any representation, warranty, covenant or agreement by Skaneateles Bancorp, or if the Skaneateles Bancorp board of directors fails to take some necessary action or Skaneateles Bancorp enters into an acquisition transaction with a third party.

     The option agreement defines "preliminary purchase event" to include (i) Skaneateles Bancorp's entry, without the prior written consent of BSB Bancorp, into a letter of intent or definitive agreement to engage in an acquisition transaction with any third party, or the recommendation by Skaneateles Bancorp's board of directors that its shareholders approve or accept any acquisition transaction with any third party; (ii) an acquisition by any third party of beneficial ownership of 10% or more of the outstanding shares of Skaneateles Bancorp's common stock; (iii) the making of a bona fide proposal for an acquisition transaction by any third party to Skaneateles Bancorp, or a public announcement or written communication that is publicly disclosed to Skaneateles Bancorp's shareholders as to any third party proposing to engage in an acquisition transaction and Skaneateles Bancorp's shareholders do not approve the merger; (iv) a willful or intentional breach by Skaneateles Bancorp of any representation, warranty, covenant or agreement that would entitle BSB Bancorp to terminate the merger agreement; (v) the failure to hold or the cancellation of the shareholder meeting for the purpose of voting on the merger agreement before the merger agreement is terminated; (vi) for any reason whatsoever, the failure of Skaneateles Bancorp's board of directors to recommend, or the withdrawal or modification in a manner adverse to BSB Bancorp of a recommendation that Skaneateles Bancorp's shareholders approve the merger agreement, or if Skaneateles Bancorp or its board of directors fails to oppose any proposal by any person other than BSB Bancorp or any subsidiary of BSB Bancorp; or (vii) a filing by any third party of an application or notice with any regulatory authority for approval to engage in an acquisition transaction.

     The Skaneateles Bancorp option may not be assigned by BSB Bancorp to any other person without the express written consent of Skaneateles Bancorp, except that BSB Bancorp may assign its rights under the option agreement to a wholly owned subsidiary or may assign its rights in whole or in part after the occurrence of a preliminary purchase event. Upon the occurrence of a purchase event prior to an exercise termination event, at the request of BSB Bancorp, Skaneateles Bancorp will be obligated (i) to prepare and keep current an offering circular which meets the standards of a shelf registration statement filed with the SEC with respect to the shares to be issued upon exercise of the Skaneateles Bancorp option under applicable federal and state securities laws, and (ii) to repurchase the Skaneateles Bancorp option, and any shares of Skaneateles Bancorp's common stock thus far purchased pursuant to the Skaneateles Bancorp option, at prices determined as set forth in the option agreement, except to the extent prohibited by applicable law, regulation or administrative policy.

     In the event that prior to an exercise termination event, Skaneateles Bancorp enters into a letter of intent or definitive agreement (i) to consolidate or merge with any third party, and Skaneateles Bancorp is not the continuing or surviving corporation in the consolidation or merger; (ii) to permit any third party to merge into Skaneateles Bancorp, and Skaneateles Bancorp is the continuing or surviving corporation, but, in connection with the merger, the then outstanding shares of Skaneateles Bancorp's common stock will be changed into or exchanged for stock or other securities of any third party or cash or any other property or the then outstanding shares of Skaneateles Bancorp's common stock will represent after the merger less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any third party, then, the letter of intent or agreement governing the transaction must make proper provision so that the Skaneateles Bancorp option will, upon the completion of that transaction, be converted into, or exchanged for, a substitute option, at the election of BSB Bancorp, of either (x) the acquiring corporation or (y) any person that controls the acquiring corporation. The substitute option will be exercisable for shares of the issuer's common stock in a number and at a exercise price as is set forth in the option agreement and will otherwise have the same terms as the Skaneateles Bancorp option, except that the number of shares subject to the substitute option may not exceed 19.99% of the issuer's outstanding shares of common stock.

                                 SELECTED DATA

     The tables below present summary historical financial and other data for BSB Bancorp and Skaneateles Bancorp as of the dates and for the periods indicated. This summary data is based upon historical financial information included in BSB Bancorp's and Skaneateles Bancorp's prior SEC filings, including Skaneateles Bancorp's annual report on Form 10-K for the fiscal year ended December 31, 1998, a copy of which accompanies and is considered a part of this proxy statement/prospectus, and other filings that are incorporated by reference into this document. The following summary historical financial and other data should be read in conjunction with this historical financial information and the related notes which accompany such information. For historical information, see "WHERE YOU CAN FIND MORE INFORMATION." All per share data of BSB Bancorp and Skaneateles Bancorp have been adjusted retroactively to give effect to stock dividends or stock splits.


SELECTED CONSOLIDATED FINANCIAL DATA - BSB BANCORP
FINANCIAL CONDITION
AND OTHER DATA - BSB BANCORP
  (DOLLARS IN THOUSANDS)                                           AT DECEMBER 31,
                                             ----------------------------------------------------------
                                                1998        1997        1996        1995        1994
                                             ----------  ----------  ----------  ----------  ----------
Total assets...............................  $1,859,079  $1,560,571  $1,363,120  $1,239,036  $1,161,901
Total loans................................   1,362,885   1,205,797   1,008,540     927,016     865,082
Investment securities......................     407,165     284,988     287,665     247,092     229,863
Deposits...................................   1,472,746   1,239,508   1,118,052   1,006,465     962,780
Borrowings.................................     213,759     178,644     120,502      98,949      79,028
Shareholders' equity.......................     134,991     120,866     108,729     116,774     106,870
Allowance for possible credit losses.......      22,168      19,207      17,054      14,065      13,354


OPERATING DATA - BSB BANCORP                              FOR THE YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------------
(DOLLARS IN THOUSANDS)                          1998        1997        1996        1995        1994
                                             ----------  ----------  ----------  ----------  ----------
Total interest income......................  $  146,005  $  122,380  $  106,252  $   99,034  $   84,924
Total interest expense.....................      75,267      62,016      52,471      50,421      39,201
Net interest income........................      70,738      60,364      53,781      48,613      45,723
Provision for credit losses................      12,257      10,314       9,971       7,333       3,717
Net interest income after provision
    for credit losses......................      58,481      50,050      43,810      41,280      42,006
Gains (losses) on sale of securities.......        -821         380       1,208          97         355
Gains (losses) on sale of loans............        -779        -377         -34         -41        -952
Non-interest income........................       7,701       6,298       8,140       6,672       5,501
Non-interest expense.......................      31,989      28,631      28,045      27,239      25,752
Income before income taxes.................      32,593      27,720      25,079      20,769      21,158
Income tax expense.........................      12,723      10,734       9,875       8,175       8,287
                                             ----------  ----------  ----------  ----------  ----------
Net income.................................  $   19,870  $   16,986  $   15,204  $   12,594  $   12,871
                                             ==========  ==========  ==========  ==========  ==========

SIGNIFICANT STATISTICAL DATA - BSB BANCORP


                                                          AT OR FOR THE YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------------------
For The Period:                                 1998         1997         1996         1995          1994
                                             -----------  -----------  -----------  -----------  ------------
Net income per common share
  Basic....................................  $      2.31   $     2.00   $     1.72   $     1.32   $      1.30
  Diluted..................................  $      2.24   $     1.93   $     1.67   $     1.27   $      1.26
Dividends declared per common
share......................................  $      0.91   $     0.76   $     0.59   $     0.43   $      0.36
Return on average shareholders' equity.....
                                                   15.61%       14.65%       13.49%       10.89%        11.59%
Interest rate spread.......................         4.12%        4.19%        4.22%        4.02%         4.04%
Interest rate margin.......................         4.29%        4.39%        4.46%        4.30%         4.30%
Noninterest expenses to average assets.....
                                                    1.84%        1.97%        2.20%        2.29%         2.31%
Diluted weighted average shares............    8,889,236    8,796,072    9,088,868    9,927,504    10,187,995

AT END OF PERIOD:
Book value per common share................  $     15.64   $    14.12   $    12.92   $    12.47   $     11.07
Tangible book value per common share.......
                                             $     15.45   $    13.90   $    12.66   $    12.20   $     10.78
Shareholders' equity to total
assets.....................................         7.26%        7.74%        7.98%        9.42%         9.20%

SELECTED CONSOLIDATED FINANCIAL DATA - SKANEATELES BANCORP
Financial Condition
and Other Data - Skaneateles Bancorp

  (Dollars in Thousands)@@                                  AT DECEMBER 31,
                                             ------------------------------------------------
                                               1998      1997      1996      1995      1994
                                             --------  --------  --------  --------  --------
Total assets...............................  $276,148  $256,101  $242,182  $210,647  $201,841
Total loans................................   214,745   214,555   206,645   171,565   167,009
Investment securities......................    18,814    16,121    16,902    21,457    21,871
Deposits...................................   237,333   218,018   205,029   179,119   170,696
Borrowings.................................    15,979    18,057    18,181    14,386    13,984
Shareholders' equity.......................    19,101    17,671    16,230    14,939    13,791
Allowance for possible credit losses.......     2,862     2,560     2,114     2,667     3,040



OPERATING DATA - SKANEATELES BANCORP
  (DOLLARS IN THOUSANDS)

                                                    For the Year Ended December 31,
                                             ------------------------------------------------
                                               1998      1997      1996      1995      1994
                                             --------  --------  --------  --------  --------
Total interest income......................  $ 20,055  $ 18,965  $ 17,162  $ 15,871  $ 12,940
Total interest expense.....................     9,519     9,435     9,111     8,608     6,349
Net interest income........................    10,536     9,530     8,051     7,263     6,591
Provision for credit losses................       675       500       175       235       360
Net interest income after provision
    for credit losses......................     9,861     9,030     7,876     7,028     6,231
Gains (losses) on sale of securities.......         0         0        77       -99         7
Gains (losses) on sale of loans............       206        81        34        14        -8
Non-interest income........................     2,132     1,768     1,005       672       510
Non-interest expense.......................     9,676     8,308     7,418     6,211     5,580
Income before income taxes.................     2,523     2,571     1,574     1,404     1,160
Income tax expense.........................       874       909        93       352       177
                                             --------  --------  --------  --------  --------
Net income.................................  $  1,649  $  1,662  $  1,481  $  1,052  $    983
                                             ========  ========  ========  ========  ========

SIGNIFICANT STATISTICAL DATA - SKANEATELES BANCORP

                                                          AT OR FOR THE YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
For The Period:                                 1998         1997         1996         1995         1994
                                             -----------  -----------  -----------  -----------  -----------
Net income per common share
  Basic....................................  $     1.14   $     1.16   $     1.05   $     0.76   $     0.71
  Diluted..................................  $     1.11   $     1.13   $     1.03   $     0.74   $     0.70
Dividends declared per common
  share....................................  $     0.28   $     0.27   $     0.19   $     0.13   $     0.08
Return on average shareholders'
  equity...................................        8.92%        9.66%        9.43%        7.24%        7.27%
Interest rate spread.......................        3.73%        3.66%        3.38%        3.36%        3.41%
Interest rate margin.......................        4.23%        4.11%        3.76%        3.69%        3.72%
Noninterest expenses to average
  assets...................................        3.66%        3.38%        3.26%        3.00%        3.05%
Diluted weighted average shares............   1,492,172    1,475,824    1,444,887    1,421,202    1,400,142

AT END OF PERIOD:
Book value per common share................  $    13.17   $    12.31   $    11.41   $    10.70   $     9.93
Tangible book value per common
  share....................................  $    12.81   $    11.97   $    11.01   $    10.61   $     9.83
Shareholders' equity to total assets.......        6.92%        6.90%        6.70%        7.09%        6.83%

                          MARKET PRICES AND DIVIDENDS

BSB BANCORP'S COMMON STOCK

     The table below sets forth the range of high and low sale prices of BSB Bancorp's common stock as reported on the Nasdaq Stock Market's National Market Tier, as well as cash dividends paid during the periods indicated:

                                            Market Price                     Cash
                                            ------------                     ----
                                            High      Low                Dividends Paid
                                            ----      ---                ---------------
Quarter Ended:

    March 31, 1997.....................     21.33     17.17                    0.17
    June 30, 1997......................     26.00     19.50                    0.17
    September 30, 1997.................     29.00     23.83                    0.20
    December 31, 1997..................     37.25     25.75                    0.22

    March 31, 1998.....................     36.00     28.00                    0.22
    June 30, 1998......................     35.25     27.50                    0.22
    September 30, 1998.................     32.75     25.63                    0.22
    December 31, 1998..................     33.00     22.00                    0.25

@@
     On January 22, 1999, the last trading day prior to the public announcement of the merger, the closing price of BSB Bancorp's common stock on the Nasdaq Stock Market's National Market Tier was $28.75. On __________ ___, 1999, the most recent practicable date prior to the printing of this proxy statement/prospectus, the closing price of BSB Bancorp's common stock on the Nasdaq Stock Market's National Market Tier was $ * .
                                                -----

SKANEATELES BANCORP'S COMMON STOCK

     The table below sets forth the range of high and low sale prices of Skaneateles Bancorp's common stock as reported on the Nasdaq Stock Market's National Market Tier, as well as cash dividends paid during the periods indicated:

                                            Market Price                     Cash
                                            ------------                     ----
                                            High       Low               Dividends Paid
                                            ----       ---               ---------------
Quarter Ended:

    March 31, 1997.....................     13.33     10.67                    0.067
    June 30, 1997......................     14.00     12.25                    0.067
    September 30, 1997.................     19.67     13.59                    0.067
    December 31, 1997..................     22.13     18.00                    0.067

    March 31, 1998.....................     22.38     18.75                    0.070
    June 30, 1998......................     20.75     17.19                    0.070
    September 30, 1998.................     18.50     11.19                    0.070
    December 31, 1998..................     16.00     12.50                    0.070

@@   On January 22, 1999, the last trading day prior to the public announcement of the merger, the closing price of Skaneateles Bancorp's common stock on the Nasdaq Stock Market's National Market Tier was $19.00. On __________ ___, 1999, the most recent practicable date prior to the printing of this proxy statement/prospectus, the closing price of Skaneateles Bancorp's common stock on the Nasdaq Stock Market's National Market Tier was $ * .
                                                    -----

______________
*    To be calculated subsequently

                DESCRIPTION OF BSB BANCORP'S CAPITAL STOCK AND
                       COMPARISON OF SHAREHOLDER RIGHTS

     Set forth below is a description of BSB Bancorp's capital stock. If the merger agreement is approved and adopted and the merger is consummated, the holders of Skaneateles Bancorp's common stock will become holders of BSB Bancorp's common stock. As a result, BSB Bancorp's certificate of incorporation and bylaws, and the applicable provisions of the Delaware General Corporation Law, will govern the rights of current holders of Skaneateles Bancorp's common stock. The certificate of incorporation and bylaws of Skaneateles Bancorp and the same applicable provisions of the Delaware General Corporation Law currently govern the rights of Skaneateles Bancorp shareholders.

     The following comparison is based on the current terms of the governing documents of BSB Bancorp and Skaneateles Bancorp. The discussion is intended to highlight important similarities and differences between the rights of holders of BSB Bancorp's common stock and Skaneateles Bancorp's common stock.

BSB BANCORP COMMON STOCK

     BSB Bancorp is authorized to issue 30,000,000 shares of common stock, par value $0.01 per share. As of March 31, 1999, 8,670,273 shares of BSB Bancorp's common stock were issued and outstanding and BSB Bancorp had outstanding stock options granted to directors and officers for 840,122 shares of BSB Bancorp's common stock. Each share of BSB Bancorp's common stock has the same relative rights and is identical in all respects to each other share of BSB Bancorp's common stock. BSB Bancorp's common stock is non-withdrawable capital, is not of an insurable type and is not insured by the Federal Deposit Insurance Corporation or any other governmental entity.

     Holders of BSB Bancorp's common stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of BSB Bancorp's common stock do not have the right to cumulate their votes for the election of directors, and they have no preemptive or conversion rights with respect to any shares that may be issued. BSB Bancorp's common stock is not subject to additional calls or assessments by BSB Bancorp, and all shares of BSB Bancorp's common stock currently outstanding are fully paid and nonassessable. For a discussion of the voting rights of BSB Bancorp's common stock, classification of BSB Bancorp's board of directors and provisions of BSB Bancorp's certificate of incorporation and bylaws that may prevent a change in control of BSB Bancorp or that would operate only with respect to an extraordinary corporate transaction involving BSB Bancorp or its subsidiaries, see "-- Certificate of Incorporation and Bylaw Provisions."

     Holders of BSB Bancorp's common stock and any class or series of stock entitled to participate with it are entitled to receive dividends declared by the board of directors of BSB Bancorp out of any assets legally available for distribution. In the unlikely event of any liquidation, dissolution or winding up of BSB Bancorp, the holders of BSB Bancorp's common stock and any class or series of stock entitled to participate with it would be entitled to receive all remaining assets of BSB Bancorp available for distribution, in cash or in kind, after payment or provision for payment of all debts and liabilities of BSB Bancorp and after the liquidation preferences of all outstanding shares of any class of stock having preference over BSB Bancorp's common stock have been fully paid or set aside.

BSB BANCORP'S PREFERRED STOCK

     BSB Bancorp's certificate of incorporation, as amended, authorizes its board of directors, without further shareholder approval, to issue up to 2,500,000 shares of serial preferred stock, par value $0.01 per share, for any proper corporate purpose. In approving any issuance of serial preferred stock, the board of directors has broad authority to determine the rights and preferences of the serial preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may be senior to BSB Bancorp's common stock. As of the date of this proxy statement/prospectus, no shares of BSB Bancorp's preferred stock have been issued.

     The BSB Bancorp board of directors has authorized a class of preferred stock designated "Series A Junior Participating Preferred Stock," consisting of 50,000 shares. Though none of these shares have been issued, shares of this class of preferred securities have certain preferential rights and privileges over shares of BSB Bancorp's common stock as to dividends, distributions and voting rights and also have preferential rights and privileges in a liquidation, dissolution or winding up of BSB Bancorp. If BSB Bancorp enters into any consolidation, merger, combination or other transaction in which the shares of BSB Bancorp's common stock are exchanged for securities, cash and/or any other property, then shares of Series A Junior Participating Preferred Stock shall be similarly exchanged in an amount per share equal to 100 times the aggregate amount of securities, cash and/or any other property for which each share of BSB Bancorp's common stock is changed or exchanged. The issuance of shares of Series A Junior Participating Preferred Stock or other preferred shares having special rights or preferences could have the effect of delaying or preventing a change in control of BSB Bancorp even if such a change in control would be in the best interest of the BSB Bancorp shareholders.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     The following discussion is a general summary of the material provisions of BSB Bancorp's certificate of incorporation and bylaws, and a comparison of those provisions to similar types of provisions in the restated certificate of incorporation and bylaws of Skaneateles Bancorp. The discussion is necessarily general and, with respect to provisions contained in BSB Bancorp's certificate of incorporation and bylaws, reference should be made to the document in question. Some of the provisions included in BSB Bancorp's certificate of incorporation and bylaws may serve to entrench current management and to prevent a change in control of BSB Bancorp even if desired by a majority of shareholders. These provisions are designed to encourage potential acquirers to negotiate directly with the board of directors of BSB Bancorp and to discourage other takeover attempts.

     DIRECTORS. The certificate of incorporation provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms. The bylaws provide that no person shall be eligible for election, reelection, appointment or reappointment to the board of directors if such person is more than 70 years of age.

     BSB Bancorp's certificate of incorporation provides that a vacancy occurring in the board of directors, including a vacancy created by any increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. BSB Bancorp's certificate of incorporation provides that a director may be removed only for cause, and then only by the affirmative vote of a majority of the total votes eligible to be voted at a duly constituted meeting of shareholders called expressly for that purpose. BSB Bancorp's certificate of incorporation also provides that 30 days' written notice must be provided to any director or directors whose removal is to be considered at a shareholders' meeting. Cause for removal exists only in two situations: (i) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction or
(ii) the director whose removal is proposed has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of such director's duty to BSB Bancorp and such adjudication is no longer subject to direct appeal.

     BSB Bancorp's certificate of incorporation and Skaneateles Bancorp's bylaws each impose restrictions on the nomination by shareholders of candidates for election to the board of directors and the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

     CALL OF SPECIAL MEETINGS. BSB Bancorp's certificate of incorporation provides that a special meeting of shareholders may be called only by an affirmative vote of the board of directors. Shareholders are not authorized to call a special meeting. On the other hand, Skaneateles Bancorp's restated certificate of incorporation provides that a special meeting of shareholders may be called at any time by the Chairman of the board of directors, the President of the company, the board of directors or the holders of not less than two-thirds of the outstanding shares of capital stock entitled to vote in the election of directors.

     SHAREHOLDER ACTION WITHOUT A MEETING. BSB Bancorp's certificate of incorporation and Skaneateles Bancorp's restated certificate of incorporation each provide that shareholders may act without a meeting by unanimous written consent.

     LIMITATION ON LIABILITY OF DIRECTORS AND INDEMNIFICATION. BSB Bancorp's certificate of incorporation and Skaneateles Bancorp's restated certificate of incorporation each provide that no director shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director other than liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware corporation law, or
(iv) for any transaction from which a director derived an improper personal benefit.

     BSB Bancorp's certificate of incorporation provides for indemnification of directors, officers, employees and agents of BSB Bancorp, and for those serving in those roles with other business organizations or entities in the event that the person was or is made a party to or is threatened to be made a party to any civil, criminal, administrative or investigative action, suit, or proceeding by reason of the fact that the person is or was serving in that capacity for or on behalf of BSB Bancorp. The certificate of incorporation also provides that BSB Bancorp will indemnify any such person against expenses, including attorneys' fees, judgments, fines, excise taxes and amounts paid in settlement, unless such person's acts or omissions were in breach of his or her duty of loyalty to BSB Bancorp or its shareholders, were not in good faith, involved a knowing violation of law or resulted in the receipt of an improper personal benefit. In addition, BSB Bancorp's certificate of incorporation permits the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of BSB Bancorp or is acting in this capacity for another business organization or entity at BSB Bancorp's request, against any liability asserted against the person and incurred in that capacity, or arising out of that status, whether or not BSB Bancorp would have the power or obligation to indemnify him against liability under the indemnification provisions of its certificate of incorporation. The bylaws of Skaneateles Bancorp contains provisions that are similar in most respects.

     Cumulative Voting. BSB Bancorp's certificate of incorporation denies cumulative voting rights in the election of directors. Skaneateles Bancorp's restated certificate of incorporation denies cumulative voting rights in respect of its common stock in the election of directors.

     PREEMPTIVE RIGHTS. BSB Bancorp's certificate of incorporation and Skaneateles Bancorp's restated certificate of incorporation each provide that shareholders have no preemptive rights in relation to the corporation's securities.

     NOTICE OF SHAREHOLDER MEETINGS. BSB Bancorp's bylaws require that notice be given not less than 10 nor more than 60 days prior to each annual or special meeting of shareholders.

Skaneateles Bancorp's bylaws require that notice of an annual or special shareholder meeting be given not less than 20 nor more than 50 days prior to such a meeting.

     QUORUM. BSB Bancorp's bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote at a meeting constitutes a quorum. The bylaws of Skaneateles Bancorp provide that the holders of one-third of the stock entitled to vote at a meeting constitutes a quorum.

     GENERAL VOTE. BSB Bancorp's bylaws provide that any matter brought before a meeting of shareholders shall be decided by the affirmative vote of a majority of the votes cast on the matter. Skaneateles Bancorp's bylaws provide that at all shareholders meetings, all questions shall be determined by the affirmative vote of a majority of the votes cast on the matter unless otherwise required by statute, the restated certificate of incorporation or the bylaws.

     Record Date. BSB Bancorp's bylaws provide that the record date for determination of shareholders entitled to notice of or to vote at a meeting and for other specified purposes shall not be less than 10 nor more than 60 days before the date of the meeting or other action.

     AUTHORIZED AND OUTSTANDING COMMON STOCK. See "-- BSB Bancorp's Common Stock" as to authorized and currently outstanding shares of BSB Bancorp's common stock. The restated certificate of incorporation of Skaneateles Bancorp authorizes 4,000,000 shares of Skaneateles Bancorp's common stock, par value $.01 per share, of which 1,452,372 shares were outstanding as of March 31, 1999. In addition, as of March 31, 1999, there were outstanding options and warrants to purchase Skaneateles Bancorp's common stock granted to officers, directors and other employees of Skaneateles Bancorp for 118,550 shares of Skaneateles Bancorp's common stock, plus the option for 290,142 shares of Skaneateles Bancorp's common stock granted to BSB Bancorp in connection with the merger.

     AUTHORIZED SERIAL PREFERRED STOCK. See "-- BSB Bancorp Preferred Stock" as to the authorized shares of serial preferred stock of BSB Bancorp. The restated certificate of incorporation of Skaneateles Bancorp authorizes 500,000 shares of Skaneateles Bancorp's preferred stock, par value $0.01 per share. As of the date of this proxy statement/prospectus, no shares of Skaneateles Bancorp's preferred stock have been issued or are outstanding.

     DIVIDEND AND LIQUIDATION RIGHTS. For a description of the provisions of BSB Bancorp's certificate of incorporation with respect to dividends and liquidation rights, see "-- BSB Bancorp's Common Stock." Holders of Skaneateles Bancorp's common stock and any class or series of stock entitled to participate with it are entitled to receive dividends declared by the board of directors of Skaneateles Bancorp out of any assets legally available for distribution. In the event of any liquidation, dissolution or winding up of Skaneateles Bancorp, the holders of Skaneateles Bancorp's common stock and any class or series of stock entitled to participate with it would be entitled to receive all remaining assets of Skaneateles Bancorp available for distribution, in cash or in kind, after payment or provision for payment of all debts and liabilities of Skaneateles Bancorp and after the liquidation preferences of all outstanding shares of any class of stock having preference over Skaneateles Bancorp's common stock have been fully paid or set aside.

     APPROVALS FOR ACQUISITIONS OF CONTROL AND OFFERS TO ACQUIRE CONTROL. BSB Bancorp's certificate of incorporation and bylaws do not contain any provisions requiring shareholder or director approval for acquisitions of control or offers to acquire control, except in connection with certain business combinations; see "-- Procedure for Business Combinations." The restated certificate of incorporation of Skaneateles Bancorp provides that no person may acquire ten percent or more of the "voting stock," which means all of the outstanding shares of capital stock entitled to vote generally in the election of directors, of the corporation unless such acquisition is approved by the affirmative vote of the holders of at least two-thirds of the voting stock and the necessary federal and state regulatory approvals are first obtained. Furthermore, the person proposing the acquisition must also either obtain the consent of certain additional regulatory agencies or at least two-thirds of the members of the board of directors.

     PROCEDURES FOR BUSINESS COMBINATIONS. BSB Bancorp's certificate of incorporation requires that certain significant business combinations between BSB Bancorp or any majority-owned subsidiary of BSB Bancorp and a 10% or more shareholder or its affiliates or associates, referred to as a "related person," be approved by holders of a majority of all of the outstanding shares of common or preferred stock that are entitled to vote generally in the election of directors as well as holders of a majority of such shares not including the shares held by the related person. There is, however, an exception: such business combinations shall only require the affirmative vote of shareholders as generally required by law or the certificate of incorporation if the business combination is approved by a majority of BSB Bancorp's directors and, unless the related person was not a related person at the time of such vote of the directors, a majority of the "continuing directors," who are directors that are unaffiliated with the related person and were members of the board of directors immediately prior to the time that the related person became a related person (a director also qualifies as a continuing director if he or she succeeded a continuing director, was recommended to succeed the continuing director by a majority of the then-existing continuing directors and is unaffiliated with the related person), and the business combination meets specified price and procedural requirements. Skaneateles Bancorp's restated certificate of incorporation contains an almost identical provision, except that the equivalent of the "related person" applies to a five percent shareholder of the corporation or an affiliate of the corporation that was a five percent shareholder within the previous two years of the time of determination.

     ANTI-GREENMAIL. BSB Bancorp's certificate of incorporation and bylaws do not contain any provisions restricting the acquisition of significant percentages of the stock of the corporation, except in the context of certain business combinations; see "-- Procedures for Business Combinations." The Skaneateles Bancorp restated certificate of incorporation provides that any acquisition of voting stock by any person that has been a five percent or more shareholder during the past two years from the date of determination requires approval of a majority of the shares of voting stock, not including those shares owned by the person proposing the acquisition, except as part of a tender offer to all holders of the same class of voting stock on the same terms or if the purchase price does not exceed the fair market value of the voting stock as determined by the board of directors on the basis of the average of the closing prices of the voting stock on the previous 20 trading days.

     CRITERIA FOR EVALUATING CERTAIN OFFERS. BSB Bancorp's certificate of incorporation and bylaws do not contain any criteria for evaluating offers. The Skaneateles Bancorp restated certificate of incorporation provides that the board of directors, when evaluating any acquisition offers, shall give due consideration to all relevant factors, including, without limitation, the economic effects of acceptance of the offer on depositors, borrowers and employees of its insured institution subsidiaries and on the communities in which such subsidiaries operate or are located, as well as on the ability of such subsidiaries to fulfill the objectives of insured institutions under applicable federal statutes and regulations.

     AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BYLAWS. Amendments to BSB Bancorp's certificate of incorporation must be approved by holders of at least two-thirds of the shares eligible to be cast at a legal meeting, except that if an amendment is proposed or ratified by 75% or more of the board of directors, then such amendment shall only require the affirmative vote of the holders of a majority of the shares eligible to be cast at a legal meeting. BSB Bancorp's bylaws may be amended by the affirmative vote of a majority of the board of directors or by the shareholders by a majority of the total votes eligible to be voted at a regular or special meeting of the shareholders.

     Amendments to Skaneateles Bancorp's restated certificate of incorporation must be approved by at least two-thirds of Skaneateles Bancorp's board of directors at a duly constituted meeting called for such purpose and also by the shareholders by the affirmative vote of at least a majority of the shares entitled to vote thereon at a duly called annual or special meeting; provided, however, that approval by the affirmative vote of at least two-thirds of the shares entitled to vote thereon is generally required for certain provisions. In addition, the provisions regarding certain business combinations and amendments to the certificate of incorporation may be amended only by the affirmative vote of at least 80% of the shares entitled to vote thereon. Skaneateles Bancorp's bylaws may be amended by the affirmative vote of at least two-thirds of the board of directors or by the shareholders by a vote of at least two-thirds of the total votes eligible to be voted, at a duly constituted meeting called for such purpose.

APPLICABLE LAW

     The following discussion is a general summary of particular Delaware and New York statutory provisions and federal statutory and regulatory provisions that may be deemed to have an anti-takeover effect.

     DELAWARE TAKEOVER STATUTE. Section 203 of the Delaware General Corporation Law applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on The Nasdaq Stock Market, or held of record by 2,000 or more persons, and restricts transactions which may be entered into by such a corporation and certain of its shareholders.
Section 203 provides, in essence, that an "interested stockholder," defined as a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to the statute and such person's affiliates and associates, may not engage in certain "business combinations" (as defined therein and discussed below) with the corporation for a period of three years subsequent to the date on which the shareholder became an interested stockholder unless (i) prior to such date the corporation's board of directors approved either the business combination or the transaction in which the shareholder became an interested person or (ii) the business combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested person.

     Section 203 defines the term "business combination" to include a wide variety of transactions with or caused by an interested person in which the interested person receives or could receive a benefit on other than a pro rata basis with other shareholders, including mergers, certain asset sales, certain issuances of additional shares to the interested person, transactions with the corporation which increase the proportionate interest of the interested person or transactions in which the interested person receives certain other benefits.

     The BSB Bancorp certificate of incorporation provides that BSB Bancorp has elected not to be governed by the terms of Section 203. There is no similar provision in the Skaneateles Bancorp restated certificate of incorporation or bylaws.

     FEDERAL LAW. Federal law provides that, subject to some exemptions, no person acting directly or indirectly or through or in concert with one or more other persons may acquire control of an insured institution or holding company thereof, without giving at least 60 days prior written notice providing specified information to the appropriate federal banking agency. In the case of BSB Bancorp and BSB Bank, the appropriate federal banking agency is the Federal Reserve Board and the Federal Deposit Insurance Corporation, respectively. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of an insured institution or to vote 25% or more of any class of voting securities of an insured institution. Control is presumed to exist where the acquiring party has voting control of at least 10% of any class of the institution's voting securities and other conditions are present. The Federal Reserve Board or the FDIC may prohibit the acquisition of control if the agency finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution; or (iii) the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by that person.

     NEW YORK LAW. The New York Banking Law generally requires prior approval of the New York Banking Board before any action is taken that causes any company to acquire direct or indirect control of a banking institution that is organized in the State of New York. For this purpose, the term "company" is defined to include corporations, partnerships and other types of business entities, chartered or doing business in New York, and an individual or combination of individuals acting in concert and residing or doing business in New York, and the term "control" is defined generally to mean the power to direct or cause the direction of the management and policies of the banking institution and is presumed to exist if the company owns, controls or holds with power to vote 10% or more of the voting stock of the banking institution.

                      WHERE YOU CAN FIND MORE INFORMATION

     BSB Bancorp and Skaneateles Bancorp file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. A copy of Skaneateles Bancorp's annual report on Form 10-K for the fiscal year ended December 31, 1998 accompanies and is considered a part of this proxy statement/prospectus. You may read and copy any other reports, statements or information that BSB Bancorp or Skaneateles Bancorp files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC's Internet site is "http://www.sec.gov". BSB Bancorp can be found on the Internet at "http://www.bsbbank.com". Skaneateles Bancorp can be found on the Internet at "http://www.skaneatelesbank.com". BSB Bancorp's common stock is traded on the Nasdaq Stock Market's National Market Tier under the trading symbol BSBN. Skaneateles Bancorp's common stock is traded on the Nasdaq Stock Market's National Market Tier under the trading symbol SKAN.

     BSB Bancorp has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 relating to BSB Bancorp's common stock to be issued to Skaneateles Bancorp's shareholders in the merger. As permitted by the rules and regulations of the SEC, this proxy statement/prospectus does not contain all the information set forth in the registration statement. You can obtain that additional information from the SEC's principal office in Washington, D.C. or the SEC's Internet site as described above. Statements contained in or accompanying this proxy statement/prospectus or in any document incorporated by reference into this proxy statement/prospectus about the contents of any contract or other document are not necessarily complete and, in each instance where the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, with each statement of that kind in this proxy statement/prospectus being qualified in all respects by reference to the document.

     The SEC allows BSB Bancorp and Skaneateles Bancorp to incorporate by reference information into this proxy statement/prospectus, which means that BSB Bancorp and Skaneateles Bancorp can disclose important information to you by referring you to another document filed separately with the SEC. The information that BSB Bancorp and Skaneateles Bancorp incorporate by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information presented in this proxy statement/prospectus. This proxy statement/prospectus incorporates important business and financial information about BSB Bancorp and its subsidiaries that is not included in or delivered with this document. All documents subsequently filed by BSB Bancorp and Skaneateles Bancorp pursuant to Sections 13(a), 13(c), 14 or

15(d) of the Securities Exchange Act of 1934 prior to the date of the special meeting are deemed to be incorporated by reference into this proxy statement/prospectus, effective upon the date such documents are filed.


BSB BANCORP DOCUMENTS

     This proxy statement/prospectus incorporates by reference the documents listed below that BSB Bancorp has filed with the SEC:

FILINGS                            PERIOD OF REPORT OR DATE FILED
-------                            ------------------------------

 .  Annual Report on Form 10-K      Year ended December 31, 1998

     THIS DOCUMENT IS AVAILABLE WITHOUT CHARGE TO YOU IF YOU CALL OR WRITE TO:
LARRY DENNISTON, BSB BANCORP, INC., 58-68 EXCHANGE STREET, BINGHAMTON, NEW YORK 13902, TELEPHONE (607) 779-2492. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN ____________ ___, 1999.


SKANEATELES BANCORP DOCUMENTS

     This proxy statement/prospectus incorporates by reference the documents listed below that Skaneateles Bancorp has filed with the SEC:

FILINGS                            PERIOD OF REPORT OR DATE FILED
-------                            ------------------------------

 .  Current Report on Form 8-K      Filed January 27, 1999

          THIS DOCUMENT IS AVAILABLE WITHOUT CHARGE TO YOU IF YOU CALL OR WRITE
TO: J. DANIEL MOHR, TREASURER OF SKANEATELES BANCORP, INC., 33 EAST GENESEE STREET, P .O. BOX 460, SKANEATELES, NEW YORK 13152, TELEPHONE (315) 685-2265. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN ____________ ___, 1999.


                       ADJOURNMENT OF SHAREHOLDER MEETING

  The holders of Skaneateles Bancorp's common stock will be asked to approve, if necessary, the adjournment of the shareholder meeting to solicit further votes in favor of the merger agreement. If you vote against the merger agreement, your proxy may not be used by management to vote in favor of an adjournment pursuant to its discretionary authority.

                             SHAREHOLDER PROPOSALS

     If the merger agreement is approved and the merger takes place, Skaneateles Bancorp will not have an annual meeting of shareholders in 1999. If the merger does not take place, Skaneateles Bancorp anticipates that its 1999 annual meeting will be held in ________ 1999. Any proposal intended to be presented by a Skaneateles Bancorp shareholder for inclusion in Skaneateles Bancorp's proxy statement for its 1999 annual meeting (if held) must have been received by Skaneateles Bancorp at its principal executive offices at 33 East Genesee Street, P.O. Box 460, Skaneateles, New York 13152 not less than 20 days before the date of the meeting. Skaneateles Bancorp has received one shareholder proposal that requested that the board of directors pursue a sale of the company on terms which were beneficial to the stockholders. Given the fact that the board has already done so, the company applied to the SEC for authorization to exclude this proposal from any proxy statement it may issue in relation to any annual meeting it may hold. This application was subsequently granted on procedural grounds.

                                 OTHER MATTERS

     It is not expected that any matters other than those described in this proxy statement/ prospectus will be brought before the shareholder meeting. If any other matters are presented, however, it is the intention of the persons named in the Skaneateles Bancorp proxy to vote proxies in accordance with the determination of a majority of Skaneateles Bancorp's board of directors, including, without limitation, a motion to adjourn or postpone the shareholder meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement or otherwise.

                                    EXPERTS

     The consolidated financial statements of BSB Bancorp, at December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference into this proxy statement/prospectus and in the registration statement in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, which is incorporated by reference into this proxy statement/prospectus and in the registration statement and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Skaneateles Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 included in the accompanying copy of Skaneateles Bancorp Inc.'s annual report on Form 10-K for the fiscal year ended December 31, 1998 have been audited by KPMG LLP, independent certified public accounts, and are included with and considered a part of this registration statement in reliance upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of BSB Bancorp's common stock to be issued in the merger is being passed upon by Hogan & Hartson L.L.P., Washington, D.C. Additionally, Hogan & Hartson L.L.P. will be passing upon tax matters in connection with the merger.

The Board of Directors
Skaneateles Bancorp, Inc.
33 East Genesee Street
Skaneateles, New York 13152

The Board of Directors:

    You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Skaneateles Bancorp, Inc. ("SKAN") of the exchange ratio governing the exchange of shares of common stock of SKAN for shares of common stock of BSB Bancorp, Inc. ("BSBN") in connection with the proposed acquisition of SKAN by BSBN pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated January 25, 1999 by and between SKAN and BSBN. Pursuant to the Merger Agreement, SKAN will merge with and into BSBN, with BSBN being the surviving corporation.

    As is more specifically set forth in the Merger Agreement, upon consummation of the merger, each outstanding share of SKAN common stock, except for shares held by BSBN and its subsidiaries or by SKAN and its subsidiaries (in both cases, other than shares held in a fiduciary capacity or as a result of debts previously contracted), will be converted into and exchangeable for 0.97 shares of BSBN common stock (subject to adjustment under certain defined circumstances). The exchange ratio referenced is a fixed exchange ratio and consequently the market value of the consideration to be received by SKAN stockholders will fluctuate with changes in BSBN's stock price. The Merger Agreement may be terminated under certain conditions prior to the effective time of the merger by the Board of Directors of either party based on defined criteria.

    McConnell, Budd & Downes, Inc., as part of its investment banking business, is regularly engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, competitive bidding processes, market making as a NASD market maker, secondary distributions of listed securities and valuations for corporate, estate and other purposes. Our experience and familiarity with SKAN includes having worked as a financial advisor to SKAN since July of 1993 on a contractual basis and specifically includes our participation in the process and negotiations leading up to the proposed merger with BSBN. In the course of our role as financial advisor to SKAN in connection with the merger, we have received fees for our services and will receive additional fees contingent on the occurrence of certain defined events. While the payment of all or a significant portion of fees related to financial advisory services provided in connection with arm's-length mergers and other business combination transactions upon consummation of such transactions, as is the case with this transaction, might be viewed as giving such financial advisors a financial interest in the successful completion of such transactions, such compensation arrangements are standard and customary for transactions of the size and type of this transaction.

     In arriving at our opinion, we have reviewed the Merger Agreement. We have also reviewed publicly available business, financial and shareholder information relating to SKAN and its subsidiaries and certain publicly available financial and shareholder information relating to BSBN.

     In connection with the foregoing, we have (i) reviewed SKAN's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the four calendar years ended December 31, 1998 and SKAN's Quarterly Report on Form 10-Q and related unaudited financial information for the first, second and third quarters of 1998; (ii) reviewed BSBN's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the four calendar years ended December 31, 1998 and BSBN's Quarterly Report on Form 10-Q and related unaudited financial information for the first, second and third quarters of 1998; (iii) reviewed certain internal financial information and financial forecasts, relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to McConnell, Budd & Downes, Inc. by SKAN and BSBN, respectively; (iv) held discussions with members of the senior management and board of SKAN concerning the past and current results of operations of SKAN, its current financial condition and management's opinion of its future prospects; (v) held discussions with members of senior management of BSBN concerning the past and current results of operations of BSBN, its current financial condition and management's opinion of its future prospects; (vi) reviewed the historical record of reported prices, trading volume and dividend payments for both SKAN and BSBN common stock; (vii) considered the current state of and future prospects for the economy of Central New York generally and the relevant market areas for SKAN and BSBN in particular; (viii) reviewed specific merger analysis models employed by McConnell, Budd & Downes, Inc. to evaluate potential business combinations of financial institutions; (ix) reviewed the reported financial terms of selected recent business combinations in the banking industry; and (x) performed such other studies and analyses as McConnell, Budd & Downes, Inc. considered appropriate under the circumstances associated with this particular transaction.

    In the course of our review and analysis we considered, among other things, such topics as the historical and projected future contributions of recurring earnings by the parties, the anticipated future earnings per share results for the parties on both a combined and stand-alone basis, the potential to realize significant recurring operating expense reductions and the impact thereof on projected future earning per share, the relative capitalization and capital adequacy of each of the parties, the availability of non-interest income to each of the parties, the relative asset quality and apparent adequacy of the reserve for loan losses for each of the parties. We also considered the composition of deposits and the composition of the loan portfolio of each of SKAN and BSBN. In addition, we considered the historical trading range, trading pattern and relative market liquidity of the common shares of each of the parties. In the conduct of our review and analysis we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial information provided to us by SKAN and BSBN and or otherwise publicly obtainable. In reaching our opinion we have not assumed any responsibility for the independent verification of such information or any independent valuation or appraisal of any of the assets or the liabilities of either

SKAN or BSBN, nor have we obtained from any other source, any current appraisals of the assets or liabilities of either SKAN or BSBN. We have also relied on the management of SKAN and BSBN as to the reasonableness of various financial and operating forecasts and of the assumptions on which they are based, which were provided to us for use in our analyses.

    In the course of rendering this opinion, which is being rendered prior to the receipt of certain required regulatory approvals necessary before consummation of the merger, we assume that no conditions will be imposed by any regulatory agency in connection with its approval of the merger that will have a material adverse effect on the results of operations, the financial condition or the prospects of BSBN following consummation of the merger.

    Based upon and subject to the foregoing, it is our opinion, that as of the date of this letter, the exchange ratio is fair to the stockholders of SKAN from a financial point of view.

                                         Very truly yours,
                                         McConnell, Budd & Downes, Inc.

                                         By ___________________________

                                    PART II


                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          ------------------------------------------

     Reference is made to the provisions of Article 11 of BSB Bancorp's Restated Certificate of Incorporation, as amended, and the provisions of Article VII of BSB Bancorp's Bylaws, as amended.

     BSB Bancorp is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"). Section 145 of the Delaware Corporation Law provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of BSB Bancorp, or are or were serving at the request of BSB Bancorp in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person's service in any such capacity.
In the case of actions brought by or in the right of BSB Bancorp, Section 145 provides for indemnification only of expenses, and only upon a determination by the Court of Chancery or the court in which such action or suit was brought that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of BSB Bancorp pursuant to the foregoing provisions, or otherwise, BSB Bancorp has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by BSB Bancorp of expenses incurred or paid by a director, officer or controlling person of BSB Bancorp in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, BSB Bancorp will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
          -------------------------------------------

(A)  EXHIBITS.

   Exhibit
     No.                                          Exhibit
    ----                                          -------
     2.1 Agreement and Plan of Merger, dated as of January 25, 1999, by and between BSB Bancorp, Inc. and Skaneateles Bancorp, Inc. (incorporated by reference from exhibit 2.1 of the BSB Bancorp Current Report on Form 8-K, as filed with the SEC on February 3,
               1999).

     2.2 Option Agreement, dated as of January 25, 1999, by and between BSB Bancorp, Inc. and Skaneateles Bancorp, Inc. (incorporated by reference from exhibit 2.2 of the BSB Bancorp Current Report on Form 8-K, as filed with the SEC on February 3, 1999).

     2.3 Stockholder Agreement, dated as of January 25, 1999, by and between BSB Bancorp, Inc. and the stockholders of Skaneateles Bancorp, Inc. identified therein (filed as Exhibit D to the Agreement and Plan of Merger at Exhibit 2.1 hereto).

     4.1 Specimen stock certificate (incorporated by reference from Exhibit 4 to the BSB Bancorp, Inc. Registration Statement on Form S-4, filed with the SEC on March 2, 1988).

     4.2 Rights Agreement, dated as of May 22, 1989, between BSB Bancorp, Inc. and Chase Lincoln First Bank, N.A. (incorporated by reference to Exhibit 1 to the BSB Bancorp, Inc. Current Report on Form 8-K, filed with the SEC on June 1, 1989).

     4.3 Amendment No. 1 to Rights Agreement, entered into January 29, 1996, by and between BSB Bancorp, Inc. and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 4 to the BSB Bancorp, Inc. Current Report on Form 8-K, filed with the SEC on February 6, 1996).

     5 Opinion of Hogan & Hartson L.L.P. as to the validity of the securities registered hereunder, including the consent of that firm.*

     8 Form of opinion of Hogan & Hartson L.L.P as to certain tax matters, including consent of that firm.*

     23.1 Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5 and Exhibit 8).

     23.2      Consent of PricewaterhouseCoopers, LLP.

     23.3      Consent of KPMG LLP

     23.4      Consent of McConnell, Budd & Downes, Inc.

     24        Power of attorney.

     99        Form of Skaneateles Bancorp proxy card.

__________________
*    To be filed by amendment.

(B)  Not required.

(C)  See Appendix A to the Proxy Statement/Prospectus.
         ----------

ITEM 22.  UNDERTAKINGS.
          ------------

     (a)  BSB Bancorp hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) BSB Bancorp hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of BSB Bancorp's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) BSB Bancorp hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), BSB Bancorp undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (d) BSB Bancorp undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 ((S) 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undertaking concerning indemnification is included as part of the response to Item 20.

     (f) BSB Bancorp hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) BSB Bancorp hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Binghamton, State of New York, on April 9, 1999.

                                    BSB BANCORP, INC.

                                    By: /s/ Alex S. DePersis
                                       ------------------------------
                                       Alex S. DePersis
                                       President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 9, 1999.

     Name:                                Title:
     ----                                 -----

 /s/ Alex S. DePersis               President and Chief Executive Officer
---------------------------------
Alex S. DePersis                    (Principal Executive Officer)


/s/ Rexford C. Decker               Senior Vice President and Chief Financial
---------------------
Rexford C. Decker                    Officer
                                    (Principal Financial Officer and
                                    Principal Accounting Officer)


/s/ Ferris G. Akel*                 Director
---------------------------------
Ferris G. Akel


/s/ Robert W. Allen*                Director
---------------------------------
Robert W. Allen


/s/ Diana J. Bendz*                 Director
---------------------------------
Diana J. Bendz


/s/ William C. Craine*              Director
---------------------------------
William C. Craine


/s/ Alex S. DePersis                Director
---------------------------------
Alex S. DePersis

/s/ Herbert R. Levine*              Director
---------------------------------
Herbert R. Levine


/s/ Thomas F. Kelly*                Director
--------------------
Thomas F. Kelly


/s/ David A. Niermeyer*             Director
---------------------------------
David A. Niermeyer


/s/ William H. Rincker*             Director
---------------------------------
William H. Rincker


/s/ Thomas L. Thorn*                Director
---------------------------------
Thomas L. Thorn


By: /s/ Alex S. DePersis
   ------------------------------
    Alex S. DePersis

   *By Power of Attorney

                                 EXHIBIT INDEX

   Exhibit
     No.                                    Exhibit
     ---                                    -------

      2.1 Agreement and Plan of Merger, dated as of January 25, 1999, by and between BSB Bancorp, Inc. and Skaneateles Bancorp, Inc. (incorporated by reference from exhibit 2.1 of the BSB Bancorp Current Report on Form 8-K, as filed with the SEC on February 3, 1999).

      2.2 Option Agreement, dated as of January 25, 1999, by and between BSB Bancorp, Inc. and Skaneateles Bancorp, Inc. (incorporated by reference from exhibit 2.2 of the BSB Bancorp Current Report on Form 8-K, as filed with the SEC on February 3, 1999).

      2.3 Stockholder Agreement, dated as of January 25, 1999, by and between BSB Bancorp, Inc. and the stockholders of Skaneateles Bancorp, Inc. identified therein (filed as Exhibit D to the Agreement and Plan of Merger at Exhibit 2.1 hereto).

      4.1 Specimen stock certificate (incorporated by reference from Exhibit 4 to the BSB Bancorp, Inc. Registration Statement on Form S-4, filed with the SEC on March 2, 1988).

      4.2 Rights Agreement, dated as of May 22, 1989, between BSB Bancorp, Inc. and Chase Lincoln First Bank, N.A. (incorporated by reference to
           Exhibit 1 to the BSB Bancorp, Inc. Current Report on Form 8-K, filed with the SEC on June 1, 1989).

      4.3 Amendment No. 1 to Rights Agreement, entered into January 29, 1996, by and between BSB Bancorp, Inc. and American Stock Transfer and Trust Company (incorporated by reference to Exhibit 4 to the BSB Bancorp, Inc. Current Report on Form 8-K, filed with the SEC on February 6, 1996).

        5 Opinion of Hogan & Hartson L.L.P. as to the validity of the securities registered hereunder, including the consent of that firm.*

        8 Form of opinion of Hogan & Hartson L.L.P as to certain tax matters, including consent of that firm.*

     23.1  Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5 and
           Exhibit 8).

     23.2  Consent of PricewaterhouseCoopers, LLP

     23.3  Consent of KPMG LLP

     23.4  Consent of McConnell, Budd & Downes, Inc.

       24  Power of attorney.

       99  Form of Skaneateles Bancorp proxy card.

__________________
*    To be filed by amendment.